Exhibit 99.1

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT)			2 - DISTRICT

Av. Escola Politécnica, 760, 2nd floor			Jaguaré

3 - ZIP CODE		4 - CITY		5 - STATE

05350-901		São Paulo		SP

6 - DDD (Long distance)	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX

55 11	3718-5301	3718-5306	3718-5465

11- DDD (Long distance)	12 - FAX	13 - FAX	14 - FAX

55 11	3718-5297	3714-4436	-

15 - E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME

Wang Wei Chang

2 - FULL ADDRESS (Place, Number and Complement)			3 - DISTRICT

Av. Escola Politécnica, 760, 2nd floor			Jaguaré

4 - ZIP CODE		5 - CITY		6 - STATE

05350-901		SÃO PAULO		SP

7 - DDD (long distance)	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX

5511	3718-5301	3718-5306	3718-5465

12 - DDD (long distance)	13 - FAX	14 - FAX	15 – FAX

5511	3718-5297	3714-4436	-

16 - E-MAIL

acoes@perdigao.com.br

01.04  - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER

1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007

9 - AUDITING COMPANY				10 - CVM CODE

KPMG Auditores Independentes				00418-9

11 - TECHNICAL IN CHARGE				12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER

José Luiz Ribeiro de Carvalho				007.769.948-32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2007	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 – CURRENT QUARTER 09/30/2007	2 – PREVIOUS QUARTER 06/30/2007	3 – SAME QUARTER PREVIOUS YEAR 09/30/2006
Paid-Up Capital
1 – COMMON	165,957,152	165,957,152	133,957,152
2 - PREFERRED	0	0	0
3 –TOTAL	165,957,152	165,957,152	133,957,152
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 – TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY

Commercial, Industrial and Others

2 – SITUATION

Operational

3 - NATURE OF SHARE CONTROL

National Private

4 - CODE OF ACTIVITY

3220 – Participation and Administration - Food

5 - MAIN ACTIVITY

Holding

6 - CONSOLIDATED TYPE

Total

7 – TYPE OF AUDITOR’S REPORT

No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	RCA	06/18/2007	Interest on Shareholder’s	08/31/2007	Common	0.2265496000

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK	4 – AMOUNT	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES	8 – PRICE OF SHARE IN THE ISSUANCE
		(thousand Reais)	(thousand Reais)		(Units)	(Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

10/25/2007

02.01- BALANCE SHEET - ASSETS (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 09/30/2007	4- 06/30/2007
1	Total Assets	2,298,000	2,264,916
1.01	Current Assets	421,554	556,777
1.01.01	Cash, Banks and Investments	408,205	501,981
1.01.01.01	Cash and Cash Equivalents	51,971	51,143
1.01.01.02	Short-term investments9	356,234	450,838
1.01.02	Credits	0	0
1.01.02.01	Trade accounts receivable	0	0
1.01.02.02	Other credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	13,349	54,796
1.01.04.01	Interest on Shareholders’ Equity	0	31,875
1.01.04.02	Recoverable Taxes	10,896	16,301
1.01.04.03	Deferred Taxes	2,437	6,512
1.01.04.04	Others	16	26
1.01.04.05	Prepaid Expenses	0	82
1.02	Noncurrent Assets	1,876,446	1,708,139
1.02.01	Noncurrent assets	12,800	12,701
1.02.01.01	Credits	0	0
1.02.01.02	Credits with Associates	99	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	12,701	12,701
1.02.01.03.01	Recoverable taxes	8,782	8,782
1.02.01.03.02	Deferred Taxes	25	25
1.02.01.03.03	Legal Deposits	3,894	3,894
1.02.02	Permanent Assets	1,863,646	1,695,438
1.02.02.01	Investments	1,863,646	1,695,438
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	1,863,638	1,695,430
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	8	8
1.02.02.02	Fixed Assets	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred	0	0

02.02- BALANCE SHEET - LIABILITIES (thousand Reais)

1 - CODE	2 - DESCRIPTION	3- 09/30/2007	4- 06/30/2007
2	Total Liabilities	2,298,000	2,264,916
2.01	Current Liabilities	1,892	61,970
2.01.01	Short term Debt	0	0
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	673	1,113
2.01.04	Taxes, Charges and Contribution	129	2,532
2.01.04.01	Social Contributions	76	85
2.01.04.02	Tax Obligations	53	2,447
2.01.05	Dividends Payable	44	47
2.01.06	Provisions	704	591
2.01.06.01	Provisions for vacations & 13th salary	704	591
2.01.07	Debts with Associates	0	22,102
2.01.08	Others	342	35,585
2.01.08.01	Interest on Company Capital	317	35,559
2.01.08.02	Other Obligations	25	26
2.02	Long-term Liabilities	101	101
2.02.01	Long-term Liabilities	101	101
2.02.01.01	Long term Debt	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	101	101
2.02.01.03.01	Provision for contingencies	101	101
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	0	0
2.02.02	Deferred income	0	0
2.04	Shareholders’ Equity	2,296,007	2,202,845
2.04.01	Paid-in Capital	1,600,000	1,600,000
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0
2.04.04	Profit Reserves	504,512	504,512
2.04.04.01	Legal	46,060	46,060
2.04.04.02	Statutory	0	0
2.04.04.03	For Contigencies	0	0
2.04.04.04	Profits Realizable	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0

1 - CODE	2 - DESCRIPTION	3- 09/30/2007	4- 06/30/2007
2.04.04.07	Other profit Reserves	458,452	458,452
2.04.04.07.01	Expansion Reserves	364,133	364,133
2.04.04.07.02	Increase Capital Reserves	95,134	95,134
2.04.04.07.03	Treasury Shares	(815)	(815)
2.04.05	Accumulated Earnings/ Losses	191,495	98,333
2.04.06	Advance for future capital increase	0	0

03.01 -  STATEMENT OF INCOME (thousands Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross Sales	0	0	0	0
3.02	Sales Deductions	0	0	0	0
3.03	Net Sales	0	0	0	0
3.04	Cost of Sales	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	106,859	252,199	20,280	9,486
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General And Administrative Expenses	(1,276)	(4,428)	(1,109)	(3,752)
3.06.02.01	Administrative	(217)	(1,194)	(282)	(1,359)
3.06.02.02	Management Compensation	(1,059)	(3,234)	(827)	(2,393)
3.06.03	Financial	14,172	45,227	2,502	5,942
3.06.03.01	Financial Income	14,782	46,579	2,506	6,401
3.06.03.02	Financial Expenses	(610)	(1,352)	(4)	(459)
3.06.04	Other Operating Income	0	15	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Pick-up	93,963	211,385	18,887	7,296
3.07	Operating Income	106,859	252,199	20,280	9,486
3.08	Non-operating Expenses	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	106,859	252,199	20,280	9,486
3.10	Provision for Tax And Social Contribution	(9,622)	(16,321)	(547)	(5,693)
3.11	Deferred Income Tax And Social Contribution	(4,075)	(6,883)	74	(894)
3.12	Statutory Participations / Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.15	Earnings / Losses in Period	93,162	228,995	19,807	2,899
	NUMBER OF SHARES, EX-TREASURY (Units)	165,526,667	165,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE	0.56282	1.38343	0.14834	0.02171
	LOSS PER SHARE

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Dat-Base – 09/30/2007

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

04.01 – EXPLANATORY NOTES

Thousands of Reais

1.              OPERATIONS

The operations of Perdigão S.A. and its subsidiaries (collectively “the Company”), a publicly owned company, include: raising, production and slaughter of poultry (chicken, Chester®, turkey and others), pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives.

The Company has joined the Bovespa Special Corporate Governance level “New Market” (Novo Mercado) of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - Bovespa) and has its stocks traded in this Stock Echange and on the New York Stock Exchange, as Level III American Depositary Receipts (ADR’s).

a)  Subsidiaries and Participation as of September 30, 2007:

Note:         the Companies with no indicative of percentage of ownership are, directly or indirectly, wholly owned subsidiaries of Perdigão S.A.

b)  Unilever acquisition (margarine division)

On August 01, 2007, the Company acquired, for the amount of R$74,828, the margarine business from Unilever, including 100% of the quotas of AVA Comércio e Representações Ltda. (“AVA”), wholly owned subsidiary of the Unilever Brasil Group, and the brand Doriana from Unilever NV. The net assets acquired amounted R$9,004, generating goodwill of R$65,824.

On August 01, 2007, AVA was merged into Perdigão Agroindustrial and the goodwill was reclassified to deferred charges. The Company is in the process of determining and justifying the goodwill in order to begin amortization.

The deal with Unilever also involves the creation of a joint-venture that will be responsible for managing the Becel and Becel ProActiv brands from the fourth quarter of 2007.

c)  Paraíso Agroindustrial acquisition

On July 31, 2007 the Company acquired, in the amount of R$28,710, including additional acquisition costs, 100% of the quotas of Paraíso Agroindustrial S.A., located in Jataí, state of Goiás, with net assets of R$6,376, generating goodwill of R$22,334. On August 01, 2007 Paraíso was merged into Perdigão Agroindustrial S.A. and the goodwill was reclassified to deferred charges.

d)  Beef plant acquisition

On June 19, 2007 the Company announced the finalization of negotiations to acquire assets of a beef plant in the municipality of Mirassol D´Oeste in the state of Mato Grosso, for the amount of approximately R$110,000. The Company has already paid R$65,500 and in the process of expanding the plants slaughtering, which will be concluded within 90 days.

e)  Plusfood acquisition

On May 22, 2007, Perdigão S.A. announced its offer made to the Dutch holding company Cebeco Groep B.V. for the acquisition of Plusfood Groep BV in the amount of approximately R$81,348 (EUR31,200), including the net debt. The acquisition is subject to the successful completion of audits, a positive outcome of the labor consultation procedures and competition clearance. The process is in the final stage and is expected to be concluded during the fourth quarter 2007.

f)  Batávia acquisition

On May 26, 2006, the Company acquired from Parmalat Brasil S.A. Indústria de Alimentos 51% of the representative shares of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”) and machinery and equipment which were on loan to Batávia, for the amount of R$113,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252,  generating a goodwill of R$75,490.

Batávia is located in Carambeí in the state of Paraná and produces dairy-based and processed dairy products, and its operations have been consolidated in the financial statements of the Company since June 2006.

Under the terms of the agreement, the minority shareholders have the option to selling the remaining shares of Batávia to the Company within two years of the acquisition date, for the minimum amount of R$95,200, monetarily restated by the Amplified Consumer Price Index (IPCA). The settlement may be made either in cash or in shares of the Company, in accordance with the choice of the minority shareholders.

g)  Other acquisitions

(i) On March 30, 2007, the Company acquired, for R$357, 100% of the quotas of the capital stock of Sino dos Alpes Alimentos Ltda., located in the city of Bom Retiro do Sul, State of Rio Grande do Sul, which operates in the frozen poultry and pork meats market, assuming unsecured liabilities in the amount of R$5,044. In September, the Company finalized the process for adapting the accounting practices of Sino dos Alpes Alimentos Ltda. to the accounting practices of the Company and adjusted the goodwill in the amount of R$5,401, the amortization of which will begin in October 2007.

(ii) On December 1, 2005, the Company acquired, for R$2,080, 100% of the quotas of the capital stock of Incubatório Paraíso Ltda., located at Jataí, State of Goiás, with net assets acquired of R$491, generating goodwill of R$1,589, justified by expectations of future profitability. On July 7, 2006, this Company was incorporated by Perdigão Agroindustrial S.A. and the balance of goodwill was transferred to deferred charges.

iii) On June 20, 2005, the Company acquired, for R$5,850, 100% of the quotas of the capital stock of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed Perdigão Mato Grosso Ltda., whit their head office located in Nova Mutum in the State of Mato Grosso, assuming net liabilities of R$ 7,881 and generating goodwill of R$13,731.

h)  Agroindustrial Complex – Bom Conselho-Permambuco

On September 17, 2007 it has signed a protocol of intention with the government of Pernambuco state and the municipal government of Bom Conselho on the establishment of an agroindustrial complex in that municipality, located 287 kilometers from Recife. Two plants will be constructed in an area measuring 100 hectares, being one for Batávia for processing dairy products and the other for Perdigão for the processing of meat products, along with a Distribution Center.

i)  Mergers

At the Extraordinary Shareholders’ Meeting held on April 30, 2007 was approved the merger of the wholly-owned subsidiary PRGA Participações Ltda. into Perdigão Agroindustrial S.A. and the capital increase on Crossban Holding GMBH by Perdigão Agroindustrial S.A. with its investments on wholly-owned subsidiaries Perdigão UK Ltd. and Perdigão Holland B.V. The purpose of these transactions is the simplification of the corporate structure of Perdigão S.A. and its subsidiaries.

2.   BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Quarterly Information (ITR), related to the fourth quarter of 2007, was prepared according to the same procedures adopted in the previous fiscal year ended on December 31, 2006 in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law 6.404/76, as amended), on the rules and regulations issued by the Brazilian Securities Comission (CVM) and on the accounting standards issued by IBRACON (Brazilian Institute of Independent Auditors).

In order to provide additional information, the Company has presented, as supplementary disclosure, the statements of cash flow and of consolidated value added (Notes 23 and 24).

The statement of cash flow was prepared in compliance with the Accounting Norms and Procedures – NPC 20 issued by IBRACON.

The consolidated statement of added value was prepared in compliance with the Brazilian Accounting Standards (NBCT) 3.7, approved by the Resolution 1010/2005 issued by the Federal Accounting Council (CFC). This statement presents the added value generated by the Company and its distribution to employees, Government, third party capital and shareholders’ remuneration.

3.   DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a)     Consolidation: include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the negotiations between Companies and including the eliminations of their charges and taxes. The minority interest of the subsidiary is presented.

b)    Cash and Cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4).

c)     Marketable securities: includes substantially marketable securities in public and private fixed income titles. Stated at cost, plus income earned until the balance sheet date and adjusted to market value, if lower, in the event of permanent losses (Note 5). The market value is stated in Note 17 ‘e’.

d)    Trade Accounts Receivable: stated net of the provision for doubtful accounts, which was recorded based on an analysis of the risks and forecast for their realization, and are considered sufficient by the Company management to cover possible losses on receivables (Note 6).

e)     Inventories: stated at average cost of acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that is used in the manufacturing process is valued on the date of use at its market value and any adjustments made after the use date are recorded as income/expenses, against  trade accounts payable. Provision for slow moving and obsolescence are recorded when applicable. (Note 7)

f)     Taxes and contributions on income: these are the corporate income taxes (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results of subsidiaries abroad are subject to taxation in their respective countries, in accordance with local tax rates and regulations (Note 9).

Deferred taxes represent the income tax loss carry forwards and negative social contribution (CSLL), as well as the temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred taxes assets.

g)    Investments: the investments in subsidiaries are recorded to the equity method, plus goodwill. Other investments are stated at cost of acquisition and reduced to market value, when applicable (Note 10).

h)    Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the carrying amount of the investments at the acquisition date. The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and is amortized over a period of 5 years, when the recover of the investment is expected. The goodwill created by appreciation of assets is amortized according to their realization. Goodwill is classified under “Investments”, except for goodwill relating to the acquisition of companies that have already been merged into the Company. In this case, it is classified as “Deferred Charges” (Note 10 b).

i)      Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated until December 31, 1995, and further adjusted by revaluation, of which the last appraisal occurred in 1990, based on evaluation reports issued by independent appraisers, less accumulated depreciation. In accordance with CVM Deliberation 193/1996, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on weighted average rates and depletion based on utilization, and charged to  production costs on directely to operations expenses as appropriated. (Note 11).

Breeding stock is recorded as fixed assets and during the formation period, of approximately six months, the costs of labor, feed and medication. After the formation period, the breeding stock is depreciate during the breeding cycle, based on the estimate number of offsprings, over a period of fifteen months for poultry and thirty months for hogs.

j)      Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Charges are amortized over the estimated period during which these projects are contribute to the Company’s income (Note 12).

k)     Provisions for contingencies: recognized when, based on the opinion of its legal advisors and based on management’s judgement, losses on a judicial or administrative suit are probable, can be reasonably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation (Note 15 a).

l)      Derivative Financial Instruments: measured using the accrual method. Unrealized gains/losses are recorded as loans (short or long-term, as appropriate) at each balance sheet date (Notes 13 and 14). Unrealized and realized gains and losses on these financial instruments are recognized as financial income/expenses, and the market value of the derivatives is disclosed on Note 17 ‘e’.

m)    Determination of income: income and expenses are recognized on the accrual basis.

n)    Revenue Recognition: the Company recognizes revenues when it delivers its products to the customer, the sales price is fixed and determinable, when clear evidence of sales transaction exists and when collectability is reasonably assured. Revenue is not recognized if there are significant uncertainties as to its realization.

o)    Profit sharing of management and employees: employees are entitled to profit sharing when certain goals established annually are reached, and the management is entitled to profit sharing according the statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which it the goal is attained (Note 21).

p)    Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the revenue is recognized on the results. Shipping and handling costs were R$573,323 (R$460,198 as of September 30, 2006).

q)    Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$60,453 (R$47,416 as of September 30, 2006).

r)     Research and development (R&D): consists mainly of internal research and development of new products recognized in the financial statements when incurred. The total amount of R&D expenses was R$8,122  (R$5,399 as of September 30, 2006).

s)     Earnings per share: calculated based on the number of shares outstanding at the balance sheet date.

t)     Translation of Foreign Currency: all assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements are based on the average monthly exchange rates. The gains or losses resulting from this conversion are accounted for as financial result (Note 18).

The exchange rates in Reais on the closing date of the translated balance sheets were as follows:

Final rates	09.30.2007	09.30.2006	12.31.2006
US Dollar (US$)	1.8389	2.1742	2.1380
Euro (€)	2.6237	2.7575	2.8202
Pound (£)	3.7628	4.0697	4.1854

Average rates
US Dollar (US$)	1,8996	2,1688	2,1499
Euro (€)	2,6451	2,7621	2,8385
Pound (£)	3,8372	4,0912	4,2189

u)    Use of estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge, actual results could differ from those estimates. The Company review the assumptions used in the accounting estimates annually.

v)    Reclassifications: in order to improve its Financial Statements and better reflect the accounting classification of its operational assets, the Company  reclassified the breeding stock on January 01, 2007. This alteration did not affect the presented income.

4.   CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	09.30.2007	06.30.2007	09.30.2007	06.30.2007
Local currency:
Cash and banks	79	260	18,563	14,640
Highly liquid investments	51,892	50,883	116,825	112,861
	51,971	51,143	135,388	127,501
Foreign currency (*):
Cash and banks	—	—	30,715	38,039
Highly liquid investments	—	—	74,442	107,001
	—	—	105,157	145,040
	51,971	51,143	240,545	272,541

(*) Principally U.S. dollars.

The highly liquid investments refer to Certificates of Bank Deposits (“CDB”) and Investment Funds and are remunerated at a rate of the Certificates of Interbank Deposits (“CDI”).

5.   MARKETABLE SECURITIES

	Parent Company		Consolidated
	09.30.2007	06.30.2007	09.30.2007	06.30.2007
Certificates of Bank Deposit	356,234	450,838	441,742	586,203
Brazilian Treasury Securities	—	—	69,250	72,344
Capitalization title	—	—	—	118
	356,234	450,838	510,992	658,665

Current	356,234	450,838	444,492	588,063
Non-current	—	—	66,500	70,602

Certificates of Bank Deposits (“CDB”) are denominated in Reais and are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation. Brazilian Treasury Securities are denominated in dollar maturing up to 2009. They are remunerated at a weighted average prefixed and post fixed interest.

6.   TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	09.30.2007	06.30.2007
Current
Trade accounts receivable	687,755	632,123
(-) Allowance for doubtful accounts	(3,745)	(4,035)
	684,010	628,088

Non-current
Trade accounts receivable	30,496	29,904
(-) Allowance for doubtful accounts	(16,505)	(16,050)
	13,991	13,854

The provision for doubtful accounts of domestic customers is calculated based on risk analysis, on its estimate realization and take into consideration the historical losses of trade accounts receivable. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, basically, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

The changes in the allowance for doubtful accounts are as follows:

	09.30.2007	06.30.2007
Balance at beginning of period	20,085	18,774
Provision	1,289	1,845
Write-offs	(1,124)	(534)
Balance at end of period	20,250	20,085

7.   INVENTORIES – CONSOLIDATED

	09.30.2007	06.30.2007
Finished goods	308,860	261,944
Work-in-process	30,269	24,821
Raw materials	132,576	85,800
Supplies and packaging materials	115,004	109,898
Livestock	238,296	232,786
Advances to suppliers and imports in transit	17,669	11,560
	842,674	726,809

8.   RECOVERABLE TAXES

	Parent Company		Consolidated
	09.30.2007	06.30.2007	09.30.2007	06.30.2007
State ICMS (VAT)	—	—	82,497	70,474
Income tax	19,678	25,083	53,053	80,979
PIS/COFINS (Federal Taxes to Fund Social Programs)	—	—	15,680	8,251
IPI (Federal VAT)	—	—	6,246	6,391
Others	—	—	17,891	4,271
	19,678	25,083	175,367	170,366

Current	10,896	16,301	133,001	129,562
Non-current	8,782	8,782	42,366	40,804

ICMS – Tax on the Circulation of Goods and Services (State VAT): credits are generated by exports and by investments in property, plant and equipment, the Company accumulates tax credits which are offset against tax debts generated by the sales on the domestic market or they are transferred to third parties.

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s capital received by the parent company, besides the recognition of the effects of the Summer Plan (“Plano Verão”) (*), which are offset against federal taxes payable.

(*) The Company obtained a final favorable decision in its suit related to Summer Plan, related to the different rates utilized to price-level restate the balances during the months of January and February 1989.

9.   INCOME AND SOCIAL CONTRIBUTION TAXES

a)   Reconciliation of Income and Social Contribution Taxes:

	Parent Company		Consolidated
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Income before taxes and profit-sharing	252,199	9,486	302,319	3,755
Nominal income and social contribution tax rate	34%	34%	34%	34%
Expense at nominal rates	(85,748)	(3,225)	(102,788)	(1,277)
Adjustment of taxes and contributions on:
Statutory profit-sharing	—	—	4,409	6
Interest on company’s capital	(9,318)	(5,832)	12,750	—
Equity in earnings of subsidiaries	71,871	2,481	(23,581)	(7,002)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	40,961	(2,441)
Tax incentive	—	—	7,363	15,395
Other adjustments	(9)	(11)	2,219	1,066
Effective income tax	(23,204)	(6,587)	(58,667)	5,747

Current income taxes	(16,321)	(5.693)	(50,275)	(6,975)
Deferred income taxes	(6,883)	(894)	(8,392)	12,722

The composition of the taxable income or loss and the taxes from the subsidiaries abroad is as follows:

	09.30.2007	09.30.2006
Taxable income (loss) from foreign subsidiaries	139,785	(7,276)
Current income taxes from foreign subsidiaries	(2,046)	(318)
Deferred income taxes from foreign subsidiaries	(4,520)	351

b)            Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	09.30.2007	06.30.2007	09.30.2007	06.30.2007
IRPJ tax loss carry-forwards	1,511	4,546	38,354	45,411
CSLL negative calculation bases	571	1,663	13,051	15,542
IRPJ and CSLL temporary differences:
Provisions for contingencies	—	—	39,728	43,449
Earnings generated on the subsidiaries abroad	—	—	(28,415)	(25,897)
Taxes whose payments are suspended	—	—	10,792	10,412
Financial charges taxes	—	—	4,616	2,557
Other temporary differences	380	328	6,798	2,530
Batavia’s tax benefit effect not recorded	—	—	(24,507)	(26,045)
	2,462	6,537	60,417	67,959

Current assets	2,437	6,512	34,510	38,284
Non-current assets	25	25	55,136	56,418
Long-term liabilities	—	—	29,229	26,743

In Brazil, the tax return is subject to review by tax authorities for a period of five year as from the date of the tax return. The Company could be subject to additional tax, fines and interest as a result of these receives. The results of Crossban Holdings GMBH and others foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

The Company’s management expects that deferred tax credits, recorded on tax losses and negative basis of social contribution, should be realized in the short term.

The subsidiary Batávia has fiscal losses, negative basis of social contribution and some temporary differences referring to non-deductible provisions. Batávia recorded provision for realization of the corresponding tax benefit in the amount of R$24,507 (R$25,513 as of June 30, 2007) due to the losses recorded until 2004. Reversal of this provision will occur when there are consecutive gains in future years.

Tax credits related to provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates for realization; thus, they are classified as long-term.

10.       INVESTMENTS

a)   Investments in subsidiaries – Parent Company

	Perdigão Agroindus-	PSA Participa-	PDF Participa-	Perdigão Export	Total
	trial S.A.	ções Ltda	ções Ltda	Ltd.	09.30.2007	06.30.2007
Paid-in capital	1,199,900	––	1	18	––	––
Net income accumulated in the period	189,938	(2,100)	—	—	—	—
Net equity of the subsidiary	1,863,848	(2,100)	—	—	—	—
Shares owned by Perdigão S.A.	1,863,848	(210)	—	—	1,863,638	1,677,180
Investment before equity pick-up	1,297,259	—	—	—	1,297,259	1,297,259
Increase capital	419,900	—	—	—	419,900	300,000
Interest on shareholders’ equity	(64,906)	—	—	—	(64,906)	(37,500)
Equity pick-up	211,595	(210)	—	—	211,385	117,421
Subventions and tax incentives(*)	21,657	—	—	—	21,657	13,719
Equity method investment	189,938	(210)	—	—	189,728	103,702

(*)Tax incentives are recorded directly in the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)   Investments are as follows

	Parent Company		Consolidated
	09.30.2007	06.30.2007	09.30.2007	06.30.2007
Investments in subsidiaries	1,863,638	1,677,180	—	7,000
Advance for future capital increase	—	18,250	—	13
Goodwill on the acquisition of investments	—	—	21,887	25,739
Other investments	8	8	1,020	1,020
	1,863,646	1,695,438	22,907	33,772

11.       PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual deprec.		Costs value		Residual value
	rate (%)		09.30.2007	06.30.2007	09.30.2007	06.30.2007
Buildings and improvements	4		893,447	870,460	660,172	646,035
Machinery and equipment	10		1,205,875	1,108,294	691,669	619,575
Electric and hydraulic installations	10		103,265	99,279	64,166	61,561
Forests and reforestation	4		41,154	37,867	30,014	27,397
Other	12		36,597	35,938	19,150	18,857
Land	—		119,744	96,130	119,744	96,130
Breeding stock		(*)	130,920	135,738	102,949	99,584
Construction in progress	—		344,084	275,736	344,084	275,736
Advances to suppliers	—		12,356	25,775	12,356	25,775
			2,887,442	2,685,217	2,044,304	1,870,650

(*) Depreciated based on the poultry breeding cycle (15 months) and hogs breeding cycle (30 months).

The Company capitalized interest of R$15,008 during the nine months ended September 30, 2007 (R$5,447 as of September 30, 2006) related to construction in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when depreciation begins.

12.       DEFERRED CHARGES – CONSOLIDATED

	Annual amortiz.	Costs value		Residual value
	rate (%)	09.30.2007	06.30.2007	09.30.2007	06.30.2007
Preoperating expenses (*)	11	81,346	73,848	49,152	41,073
Software and method development	22	40,608	35,552	22,095	20,666
Reorganization expenses	21	47,787	47,787	29,849	32,293
Goodwill on business acquisition (**)	20	156,403	68,244	143,639	58,891
		326,144	225,431	244,735	152,923

(*) Refers substantially to the projects related to the Rio Verde and Mineiros plants.

(**) Refers to the goodwill from the acquisitions, followed by mergers into Perdigão Agroindustrial S.A., of the margarine business from Unilever (Note 1b) and Paraíso Agroindustrial S.A. (Note 1c) which occurred in 2007. It also refers to the goodwill from the acquisition of Batávia in 2006 (Note 1 e) and to the goodwill from the acquisition of Incubatório Paraíso (Note 1 g ii), incorporated company, based on future profitability of the acquired Companies.

13.       SHORT-TERM DEBT - CONSOLIDATED

Funding Line	Annual charges (%)	09.30.2007	06.30.2007
Local currency:
Production	7.73% (8.75% on 06.30.2007)	133,801	134,204
Working Capital	TR + 10.47%	—	13,448
		133,801	147,652

Foreign currency:
Net swap balance	%CDI vs exchange variation (US$ and other currencies)	13,577	7,522
Advance on export contracts (ACC and ACE)	5.34% (5.37% on 06.30.2007 + exchange variation (US$)	169,781	172,833
		183,358	180,355
Sub-total		317,159	328,007
Current portion of long term debt		284,277	291,072
Total short-term debt		601,436	619,079

The production operations are funded with a maximum maturity of 360 days and have no guarantees, except an endorsement by the Company.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with maturity dates of up to 360 days, payable through the exports of products. After the Company delivers the export documents to the funding banks, these liabilities are denominated ACE’s and are finally written off only when full payment has been made by the foreign customer.

14.       LONG-TERM DEBT – CONSOLIDATED

a)   Financing:

Funding Line	Annual charges (%)	09.30.2007	06.30.2007
Local currency:
Working capital	5.45% (4.54% on 06.30.2007)	249,619	200,361
Property, plant and equipment	3.78% (2.41% on 06.30.2007) + TJLP	194,189	188,232
Debentures	6.00% + TJLP	18,448	18,448
		462,256	407,041
Foreign currency (mainly U.S. dollars):
Working capital	6.29% (6.89% on 06.30.2007)+exchange variation (US$ and other currencies)	336,046	383,379
Export prepayment	6.04% (6.89% on 06.30.2007) + exchange variation (US$)	679,068	565,756
Property, plant and equipment	8.99% (9.12% on 06.30.2007)+exchange variation (US$ and other currencies)	29,248	31,520
		1,044,362	980,655
Total		1,506,618	1,387,696
Current portion of long-term debt		(284,277)	(291,072)
Long-term debt		1,222,341	1,096,624

b)   Maturity schedule:

2008	162,147
2009	297,068
2010	345,719
2011	84,228
2012 to 2043	333,179
1,222,341

c)   Debentures:

Between June 30, 1998 and November 21, 2000 the Company issued 81,950 fully paid-up simple debentures to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$1, with a redemption term from June 15, 2001 to June 15, 2010; as of September 30, 2007, 67,756 debentures had matured.

d)   Guarantees:

	09.30.2007	06.30.2007
Total Debt	1,823,777	1,715,703
Mortgages guarantees:	273,688	273,524
BNDES – related to property, plant and equipment	222,723	218,894
FINEP – related to working capital	46,325	49,770
Banco do Brasil – related to working capital	4,640	4,860
Collateral of real state guarantees:	308	401
HP Financial – related to working capital	221	289
Others – related to working capital	87	112

e)   Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be antecipated. On September 30, 2007, the Company was in compliance with all such covenants.

Financial Institution	Restrictive covenants	Principal amount
ABN AMRO Real S.A.	Net debt to shareholders’ equity ratio less than 1.5 and to EBITDA ratio less than 3.5	91,945

Itaú S.A.	Net debt to shareholders’ equity ratio less than 1.5 and to EBITDA ratio less than 3.0	91,945

ING Bank N.V.	Net debt to shareholders’ equity ratio less than 1.5 and to EBITDA ratio less than 3.5	91,945
		275,835

15. COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)         Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements related to these proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or are not fairly estimated, especially in the civil area. The Company,

supported by its legal counsel, follow up the evolution of this judicial procedures, and does not have any expectation to incur in significant losses.

Provisions for contingencies were recorded as follows:

	Balances on 06.30.2007	Additions	Payments	Reversals	Price-level restatement	Balances on 09.30.2007
Tax (i)	98,138	1,339	(1,678)	(1,099)	1,467	98,167
Labor (ii)	37,014	4,422	(341)	(15,513)	397	25,979
Civil, commercial and other (iii)	4,913	3,542	(730)	(808)	112	7,029
(-) Judicial deposits	(9.679)	(813)	(269)	206	—	(10,555)
	130,386	8,490	(3,018)	(17,214)	1,976	120,620

(i)        Of the total tax contingencies provisioned for as of September 30, 2007, R$30,099 (R$29,715 at June 30, 2007) were related to actions regarding the IRPJ and CSSL, full deductibility of tax losses; these matters were the object of judicial dispute but until that date were not recognized in the highest court of the judicial realm.

The Company is challenging the increase in rates of the PIS and COFINS taxes and recorded a provision of R$18,159 (R$17,932 at June 30, 2007).

The Company has recorded a provision for a contingency in the amount of R$22,291 (R$21,039 as of June 30, 2007) regarding a judicial action for nonpayment of the CPMF charge on the income from exports.

The other tax contingencies refer to the judicial claims against the payments following tax: ICMS (a value-added tax on sales and services), SEBRAE and Funrural, in a total amount of R$27,618 (R$29,452 at June 30, 2007).

(ii)  The Company and its subsidiaries have 1,986 individual labor claims in progress totaling R$623,291 (1,937 individual claims totaling R$546,574 at June 30, 2007), mainly related to overtime, inflation adjustments for salaries demanded for the periods prior to the institution of the Real (R$), and lawsuits related to occupational diseases or work-related accidents resulting from working in the Company’s plants. The Company recorded a provision based on past history of payments of labor contingences based on the last five years average payments and of the indemnifying proceedings based on the last two years average payments, and based on the opinion of the Company’s Management and legal counsel the provision is sufficient to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 792 cases totaling R$107,138 (820 cases totaling R$108,559 at June 30, 2007) for which the provision for losses, when applicable, is based on the opinion of the Company’s Management and legal counsel.

The Company is pleading a claim for non payment of PIS and Cofins on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2006 for PIS and the year from 2004 to 2006 for Cofins in the amount of R$32,064 (R$28,573 at June 30, 2007).

Based on an analysis of the Management and supported by its legal counsel, the loss is classified as possible and no provision is maintained.

The Company is involved in other tax and social security contingences in the amount of R$73,323 (R$72,967 as of June 30, 2007), based on analysis of the Management and supported by its legal counsel.

b)         Contingent Assets

The Company has started legal actions to claim the recovery of various taxes considered unconstitutional by Management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence has been handed down and the amounts could be fairly estimated.

c)         Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of September 30, 2007, such firm commitments amounted to R$73,446 (R$56,293 as of June 30, 2007).

d)         Rents and Leases

The Company enters into various lease agreements, all of which are considered operational leases. Expenses with rents and leases in 2007 totaled R$27,050 (R$19,989 as of September 30, 2006) and future commitments, related to rents and leases, can be summarized as follows:

2007 (September to December)	8,444
2008	16,248
2009	12,733
2010	9,632
2011 and thereafter	23,310
70,367

16. SHAREHOLDERS’ EQUITY

a)         Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved the three-for-one split of shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company, together with the joint bookrunners, started the public distribution of 32,000,000 (thirty-two million) common shares, no par value, issued by the Company, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADS’s), evidenced by American Depositary Receipts (ADR’s), at the price of R$25.00 (twenty five reais) per common share, totaling R$800,000. In November 1, 2006, the Company received the funds related to this offering.

On September 30, 2007 the capital was represented by 165,957,152 registered, common shares, without par value. Investors held 47,051,454 shares (47,643,716 at June 30, 2007) of which 5,237,608 shares (4,740,298 at June 30, 2007) were represented by 2,618,804 (2,370,149 as of June 30, 2007) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 180,000,000 common shares, registered and without par value.

b)   Reconciliation of Shareholders’ Equity and operating results for the period (Parent Company and Consolidated)

	Shareholders’ equity			Net income
	09.30.2007	06.30.2007	09.30.2007	09.30.2006
Parent Company (Perdigão S.A.)	2,296,007	2,202,845	228,995	2,899
Unrealized (losses)/gains in subsidiaries	(4,882)	(1,924)	(5,242)	2,638
Consolidated Perdigão S.A.	2,291,125	2,200,921	223,753	5,537

c)   Statements of changes in Shareholders’ Equity – Consolidated

	Capital	Profit Reserve	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2006	1,600,000	505,687	(815)	—	2,104,872
Net income for the period	—	—	—	223,753	223,753
Interest on shareholders’	—	—	—	(37,500)	(37,500)
Balance as of September 30, 2007	1,600,000	505,687	(815)	186,253	2,291,125

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate the impact of these risks. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates) or to the CDI (Interbank Deposit Certificates) interest rates.

c)   Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency are as follows:

	09.30.2007	06.30.2007
Cash, cash equivalents and highly liquid investments (short/long-term)	174,407	217,384
Swap agreements (notional amounts), net	279,600	176,700
Future dólar agreements – notional amounts	296,982	250,406
Short and long-term debt	(1,214,143)	(1,153,488)
Other operating assets and liabilities, net	(34,119)	(8,803)
	(497,273)	(517,801)

The Company’s outstanding swap derivative position is as follows:

09.30.2007

Instrument	Receivable	Payable	Reference Value	Unrealized loss
Swap	US$	R$	205,538	(12,421)
Swap	US$	Euro	66,441	(2,018)
Swap	US$	Libra	7,621	(14)
			279,600	(14,453)

06.30.2007

Instrument	Receivable	Payable	Reference Value	Unrealized loss
Swap	US$	R$	135,687	(13,292)
Swap	US$	Euro	41,013	(171)
			176,700	(13,463)

In the period of 2007, the losses on derivatives recognized as interest expenses amounted to R$117,791 (R$23,771 in September 30, 2006).

d)         Commodities risk management

In the normal course of its operations, the Company buys some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal supply and levels of demand in the international market, among other aspects.

To reduce the impact of increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of September 30, 2007 there were no outstanding commodities derivatives and during the period, the Company did not enter any derivative agreements involving commodities.

e)   Fair value of financial instruments - Consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to make the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	240,545	240,545
Short/long-term investments	510,992	512,089
Trade accounts receivable	684,010	684,010
Loans and financing	(1,810,200)	(1,810,200)
Trade accounts payable	(477,948)	(477,948)
Unrealized losses/gains on derivatives (see note 17 above)	(13,577)	(14,453)
	(866,178)	(865,957)

18.  FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	09.30.2007	09.30.2006
Expenses:
Interest expense	(140,166)	(112,054)
Exchange variation	124,423	42,019
Financial transactions tax (CPMF)	(22,194)	(18,742)
Other expenses	(1,463)	(896)
	(39,400)	(89,673)
Income:
Interest Income	83,744	44,182
Exchange variation	(14,848)	(12,201)
Losses from translation effects of foreign investments	(69,355)	(20,594)
Other income	3,826	15,622
	3,367	27,009
Net financial expense	(36,033)	(62,664)

19.  TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are loans between the Parent Company, Perdigão S.A., and its subsidiary Perdigão Agroindustrial S.A. which were made at usual market conditions and terms as follows: Loans receivable of R$98 (payable of R$22,102 at June 30, 2007); Income in the period of R$2,694 (R$3,282 at September 30, 2006); Expenses during the period of R$740 (R$578 at September 30, 2006).

20.  NSURANCE COVERAGE – CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover an claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not part of the scope or review of an audit of the financial statements and, therefore our independent auditors have not examined or reviewed by them.

The Company’s main insurance coverage in effect is as follows:

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	2,238,661

Domestic transport	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	55,978

Credit risk	Default payments	20,989

21.  MANAGEMENT AND EMPLOYEE PROFIT SHARING

The subsidiaries Perdigão Agroindustrial, Perdigão Agroindustrial Mato Grosso and Batávia entered a Collective Agreement with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

22.  SUPPLEMENTARY RETIREMENT PLAN

The Perdigão – Sociedade de Previdência Privada (PSPP), a supplementary retirement plan founded in April 1997 and sponsored by the Perdigão companies, aims to provide supplementary retirement benefits for the employees of the Perdigão companies.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the last review was in December 2006.

	09.30.2007	06.30.2007
Participants	17,969	18,221
Equity	127,338	121,021
Sponsor’s contributions:	4,050	2,698
Basic contribution	3,728	2,480
Past services	322	218
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3,996	4,062
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	127,327	121,005

Although the PSPP is a defined contribution plan, it has a defined benefit quota the actuarial obligations of which refer to an income for life for the participants. In accordance with the AT-83 the current amount of the actuarial obligation in PSPP which covers 41 participants (37 participants as of June 30, 2007) is R$5,485 (R$5,029 as of June 30, 2007).

The amount of the sponsor’s contributions that are not used for payment of benefits, in case of voluntary dismissal of the participant, are to establish a fund that may be used to offset the future contributions of the sponsors. The assets presented in the fund balance amounted to R$1,468 (R$1,480 at June 30, 2007) and was recorded for in “other assets”.

23. CASH FLOW STATEMENTS

	Parent Company		Consolidated
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
CASH FLOW FROM OPERATING ACTIVITIES:
Net income for the period	228,995	2,899	223,753	5,537
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest participation	––	––	4,690	3,895
Depreciation, amortization and depletion	––	––	201,158	174,946
Amortization of goodwill	––	––	12,538	4,452
Equity pick-up	(211,385)	(7,296)	––	––
Gain on disposals of permanent assets	––	––	9,685	6,146
Deferred income tax	6,883	894	8,392	(12,722)
Provision for/reversal of contingences	––	––	908	(11,584)
Other provisions	––	––	1,551	(1,174)
Accrued interest and exchange variations	(40,194)	(1,042)	(72,631)	27,813
Changes in operating assets and liabilities:
Trade accounts receivable	––	––	18,734	39,804
Inventories	––	––	(198,271)	(66,036)
Trade accounts payable	(2,805)	(12)	(5,472)	112,742
Contingencies	––	(408)	(7,959)	(4,893)
Payroll and related charges	19,130	(8,230)	45,251	(87,517)
Net cash provided by (used in) operating activities	624	(13,195)	242,327	191,409

CASH FLOW FROM INVESTMENT
Investments in marketable securities	––	(26,101)	(49,158)	(163,771)
Proceeds from sales and maturities of marketable securities	175,287	15,707	447,334	115,849
Capital increase	(119,900)	––	––	––
Additions to property, plant and equipment	––	––	(486,813)	(481,426)
Disposal of fixed assets	––	––	1,922	9,710
Businesses acquisition, net of cash acquired	––	––	(161,747)	(95,521)
Additions to deferred charges	––	––	(25,205)	(15,548)
Interest on shareholders’ equity received	68,569	85,367	––	––
Other investments	––	––	––	(6)
Net cash provided by (used in) investiment activities	123,956	74,973	(273,667)	(630,713)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt issuances	––	––	958,555	1,228,307
Repayment of debt (principal and interest)	––	––	(947,680)	(1,126,293)
Interest on shareholders’ equity paid	(72,676)	(61,789)	(75,555)	(61,789)
Net cash provided by (used in) financing activities	(72,676)	(61,789)	(64,680)	40,225

Net increase (decrease) in cash and cash equivalents	51,904	(11)	(96,020)	(399,079)
At the beginning of the period	67	28	336,565	778,594
At the end of the period	51,971	17	240,545	379,515

Note: The remainder amount of R$8,000 to pay for the Unilever acquisition (margarine division) did not affect the cash and cash equivalents.

24. STATEMENT OF CONSOLIDATED ADDED VALUE

	09.30.2007	09.30.2006
Revenues	5,283,752	4,045,738
Raw materials and services acquired from third parties	(3,334,194)	(2,684,252)
Gross added value	1,949,558	1,361,486
Retentions (depreciation, amortization and depletion)	(213,696)	(179,399)
Net added value	1,735,862	1,182,087
Received from third parties	907	28,649
Financial income	3,367	27,009
Other operating income (expenses)	(2,460)	1,640

Added value to be distributed	1,736,769	1,210,736

Distribution of added value:
Government	782,708	549,402
Employees	681,289	559,275
Remuneration of third party capital (interest and rent)	44,329	92,627
Shareholders’ remuneration (interest on shareholders’ equity)	37,500	—
Minority shareholders	4,690	3,895
Retained profit	186,253	5,537

Total added value distributed	1,736,769	1,210,736

25. SUBSEQUENT EVENTS

On October 19, 2007, the Company announced eventual merger of its operations with the Eleva Alimentos S.A. (“Eleva”) operations. The Companies are evaluating the corporate and operational structure to be implemented, as well as other terms and conditions of operations.

On March 03, 2007 the Conduct and adjustment agreement was signed with the municipality of Rio Verde, State of Goiás, which consist in indemnities in the approximately amount of R$1,500, accrued by the Company on September 30, 2007, and investments inside the Company to improve the Pluvial water reception system, avoiding the occurrence of involuntary accidents as occurred on September 14, 2007.

x.x.x.x.x.x.x.x.x.x

05.01 – COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

01.01 - IDENTIFICATION

06.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
1	Total Assets	5,059,931	4,783,904
1.01	Current Assets	2,500,445	2,485,103
1.01.01	Cash, Banks and Investments	685,037	860,604
1.01.01.01	Cash and Cash Equivalents	240,545	272,541
1.01.01.02	Short term Investments	444,492	588,063
1.01.02	Credits	684,010	628,088
1.01.02.01	Trade Accounts Receivable	684,010	628,088
1.01.02.02	Other credits	0	0
1.01.03	Inventories	842,674	726,809
1.01.04	Others	288,724	269,602
1.01.04.01	Recoverable Taxes	133,001	129,562
1.01.04.02	Deferred Taxes	34,510	38,284
1.01.04.03	Notes Receivable	18,507	22,213
1.01.04.04	Others	64,652	48,068
1.01.04.05	Prepaid Expenses	38,054	31,475
1.02	Noncurrent Assets	2,559,486	2,298,801
1.02.01	Noncurrent assets	247,540	241,456
1.02.01.01	Credits	13,991	13,854
1.02.01.01.01	Trade Accounts Receivable	13,991	13,854
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	233,549	227,602
1.02.01.03.01	Long-term Cash Investments	66,500	70,602
1.02.01.03.02	Taxes Receivable	42,366	40,804
1.02.01.03.03	Deferred Taxes	55,136	56,418
1.02.01.03.04	Notes Receivable	42,347	41,645
1.02.01.03.05	Legal Deposits	17,244	17,080
1.02.01.03.06	Others	7,972	1,053
1.02.01.03.07	Prepaid Expenses	1,984	0
1.02.02	Permanent Assets	2,311,946	2,057,345
1.02.02.01	Investments	22,907	33,772
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	0	7,013
1.02.02.01.04	Equity in Subsidiaries – Goodwill	21,887	25,739
1.02.02.01.05	Other Investments	1,020	1,020
1.02.02.02	Fixed Assets	2,044,304	1,870,650
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	244,735	152,923

06.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2	Total Liabilities	5,059,931	4,783,904
2.01	Current Liabilities	1,346,800	1,284,627
2.01.01	Short term Debt	601,436	619,079
2.01.02	Debentures	0	0
2.01.03	Suppliers	477,948	423,213
2.01.04	Taxes and Contribution	45,207	55,325
2.01.04.01	Tax Obligations	22,490	34,377
2.01.04.02	Social Contributions	22,717	20,948
2.01.05	Dividends Payable	44	47
2.01.06	Provisions	116,901	97,363
2.01.06.01	Provisions for vacations & 13th salaries	116,901	97,363
2.01.07	Debts with Associated Companies	0	0
2.01.08	Others	105,264	89,600
2.01.08.01	Payroll	26,024	25,531
2.01.08.02	Interest on Company Capital	317	35,559
2.01.08.03	Management/Employees’ Profit Sharing	22,287	9,319
2.01.08.04	Other Obligations	56,636	19,191
2.02	Noncurrent Liabilities	1,378,307	1,258,335
2.02.01	Noncurrent Liabilities	1,378,307	1,258,335
2.02.01.01	Long term Debt	1,222,341	1,096,624
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	120,620	130,386
2.02.01.03.01	Provisions for contingencies	120,620	130,386
2.02.01.04	Debts with Associated Companies	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	35,346	31,325
2.02.01.06.01	Taxes and Social Obligations	2,472	2,678
2.02.01.06.02	Deferred Taxes	29,229	26,743
2.02.01.06.03	Other liabilities	3,645	1,904
2.02.02	Deferred income	0	0
2.03	Minority Interest	43,699	40,021
2.04	Shareholders’ equity	2,291,125	2,200,921
2.04.01	Paid-in Capital	1,600,000	1,600,000
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserve	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0
2.04.04	Profit Reserves	499,630	502,588
2.04.04.01	Legal	46,060	46,060
2.04.04.02	Statutory	0	0
2.04.04.03	For Contigencies	0	0

1 - CODE	2 - DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2.04.04.04	Profits Realizable	0	0
2.04.04.05	Retained Earnings	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	453,570	456,528
2.04.04.07.01	Expansion Reserves	364,133	364,133
2.04.04.07.02	Increase in Capital Reserves	95,134	95,134
2.04.04.07.03	Treasury Shares	(815)	(815
2.04.04.07.04	Unrealized Profit	(4,882)	(1,924
2.04.05	Retained Earnings/Accumulated losses	191,495	98,333
2.04.06	Advance for future capital increase	0	0

07.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross Sales	1,933,359	5,512,568	1,576,027	4,197,932
3.01.01	Domestic Market	1,111,729	3,171,787	949,232	2,471,150
3.01.02	Exports	821,630	2,340,781	626,795	1,726,782
3.02	Sales Deductions	(275,236)	(801,390)	(235,960)	(600,957)
3.03	Net Sales	1,658,123	4,711,178	1,340,067	3,596,975
3.04	Cost of Sales	(1,163,408)	(3,394,205)	(989,599)	(2,745,344)
3.05	Gross Profit	494,715	1,316,973	350,468	851,631
3.06	Operating Income/Expenses	(358,391)	(1,004,414)	(333,328)	(844,830)
3.06.01	Selling Expenses	(309,738)	(902,321)	(279,720)	(738,472)
3.06.02	General and Administrative	(23,789)	(66,674)	(23,251)	(59,908)
3.06.02.01	Administrative	(20,623)	(56,563)	(20,768)	(53,100)
3.06.02.02	Management Fees	(3,166)	(10,111)	(2,483)	(6,808)
3.06.03	Financial	(20,795)	(36,033)	(38,856)	(62,664)
3.06.03.01	Financial Income	4,570	3,367	21,286	27,009
3.06.03.02	Financial Expenses	(25,365)	(39,400)	(60,142)	(89,673)
3.06.04	Other Operating Income	0	614	8,499	16,214
3.06.05	Other Operating Expenses	(4,069)	0	0	0
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	136,324	312,559	17,140	6,801
3.08	Non-operating Income	(4,151)	(10,240)	(1,276)	(3,046)
3.08.01	Income	914	3,078	4,990	15,126
3.08.02	Expenses	(5,065)	(13,318)	(6,266)	(18,172)
3.09	Income Before Tax And Profit Sharing	132,173	302,319	15,864	3,755
3.10	Current Income Tax and Social	(23,889)	(50,275)	(2,752)	(6,975)
3.11	Deferred Income Tax and Social	(7,542)	(8,392)	11,302	12,722

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.12	Statutory Participations / Contributions	(6,859)	(15,209)	(70)	(70)
3.12.01	Profit Sharing	(6,859)	(15,209)	(70)	(70)
3.12.01.01	Employees’ Profit Sharing	(5,585)	(12,161)	0	0
3.12.01.02	Management Profit Sharing	(1,274)	(3,048)	(70)	(70)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Company	0	0	0	0
3.14	Minority Interest	(3,679)	(4,690)	(2,908)	(3,895)
3.15	Net Income In Fiscal Year	90,204	223,753	21,436	5,537
	NUMBER OF SHARES, EX-TREASURY (Units)	165,526,667	165,526,667	133,526,667	133,526,667
	EARNINGS PER SHARE	0.54495	1.35176	0.16054	0.04147
	LOSS PER SHARE

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

Continual sustained growth and the determination to effectively create shareholder value are gradually impacting the results which we have been reporting for each quarter.

Following the successful acquisitions announced in the second quarter, we have incorporated the operations of these new businesses into the results for the current quarter. We initiated our margarine business following the acquisition of the Doriana, Delicata and Claybon brands and via the strategic partnership with Unilever in the case of the Becel brand. In addition, we took over the beef processing plant in the state of Mato Grosso, as well as making advances in the already consolidated poultry, pork and processed product businesses with the expansion of productive capacity.

Combining the positive performances in the export and domestic markets, the strategy of adding value is reflected in our performance. The EBITDA margin reached 13.7%, a gain of 500 basis points compared with the preceding year, gross sales increasing 22.7% and generating net income of R$ 90.2 million, an exceptional increase of 320.6% and equivalent to a net margin of 5.4%.

Another important event in the quarter was the assignment of a first-time Ba1 global local currency corporate family rating to Perdigão. This classification by Moody’s Investors Service is the best attributed to companies in the world for this sector and reflects the strong global positioning achieved by the Company in addition to its expanded base in new businesses and the reduction in risks, as well as the emphasis on high standards of corporate governance.

Last but not least, during the quarter we announced the construction of the Bom Conselho (state of Pernambuco) agroindustrial complex. This envisages two new industrial units, one of which focused on dairy-processed products and the other, specialty meats together with a distribution center in the region. These new investments represent one more major step forward in the investment cycle delineated for the 2007 – 2011 plan period.

 (The variations mentioned in this report are comparisons between the 3rd quarter 2007 and the 3rd quarter 2006, or between the accumulated period for 2006, except when otherwise specified).

OPERATIONAL AND FINANCIAL HIGHLIGHTS –  3rd Quarter 2007

•                  Gross sales of R$ 1.9 billion, 22.7% higher;

•                  Growth of 22.7% in sales and 9.9% in total sales volume from the meat, dairy-processed products and other processed product businesses;

•                  Domestic market sales 17.1% higher with a growth of 4.4% in meat volumes, 87.9% growth in volume of other processed products due to the unveiling of activities involving margarine brand acquisitions and the partnership with Unilever, despite the fall of 4.8% in volumes of dairy-processed products;

•                  Good export performance saw an increase in sales revenues of 31.1%, with a 16.1% hike in volumes of meat and 36.6% in other processed products, reflecting the strength of demand from this market, despite the appreciation of the Real against the US dollar.

•                  The highlight was the increase in sales of higher value-added products, 22.2% more in sales and 13.2% in volumes;

•                  Gross profit amounted to R$ 494.7 million, an increase of 41.2%;

•                  EBITDA reached R$ 227.7 million, an increase of 94.7% in the quarter;

•                  Accumulated net income for the year was R$ 90.2 million, 320.8% more than 2006;

•                  With a daily average of US$ 18.6 million, financial volume of share trading increased 131.2% in the quarter compared with the same period in the preceding year.

Highlights - R$ million	3Q07	% Net Sales	3Q06	% Net Sales	% Ch.
Gross Sales	1,933.4	116.6	1,576.0	117.6	22.7
Domestic Market	1,111.7	67.0	949.2	70.8	17.1
Exports	821.6	49.6	626.8	46.8	31.1
Net Sales	1,658.1	100.0	1,340.1	100.0	23.7
Gross Profit	494.7	29.8	350.5	26.2	41.2
EBIT	161.2	9.7	47.5	3.5	239.4
Net Income	90.2	5.4	21.4	1.6	320.8
EBITDA	227.7	13.7	116.9	8.7	94.7
EPS*	0.54		0.16		239.5

Highlights - R$ million	YTD 2007	% Net Sales	YTD 2006	% Net Sales	% Ch.
Gross Sales	5,512.6	117.0	4,197.9	116.7	31.3
Domestic Market	3,171.8	67.3	2,471.2	68.7	28.4
Exports	2,340.8	49.7	1,726.8	48.0	35.6
Net Sales	4,711.2	100.0	3,597.0	100.0	31.0
Gross Profit	1,317.0	28.0	851.6	23.7	54.6
EBIT	348.0	7.4	53.3	1.5	553.5
Net Income	223.8	4.7	5.5	0.2	3,941.1
EBITDA	562.3	11.9	248.9	6.9	125.9
EPS*	1.35		0.04		3,159.8

* Consolidated earnings per share (in Reais), excluding treasury shares.

EBITDA - R$ million

3th Quarter

EBITDA - R$ million

YTD 2007

SECTORAL PERFORMANCE

Market performance continued extremely positive during the period. The domestic market was driven by an effective increase in real incomes nationwide, a tame inflation scenario and a decline in the basic rate of interest. This directly impacted the improvement in the demand for non-durable goods, and an increase in exports of poultry at higher prices. In spite of the appreciation of the Real in relation to the US dollar, this aspect contributed to the excellent performance in Brazilian exports.

Exports – Exports of Brazilian chicken meat amounted to 2.4 million tons for the accumulated period from January to September 2007. This corresponded to a year on year increase of 22.5% according to the ABEF (Brazilian Chicken Producers and Exporters Association). In addition, Brazilian exports of pork reported an increase of 18.5% to 439,800 tons for the accumulated period in 2007 on the basis of Brazilian Pork Production and Export Industry (ABIPECS) statistics. Beef exports were up by 15% to 1.3 million tons in the same period, according to the Brazilian Foreign Trade Secretariat (SECEX). This reflects a gradual recovery in markets following the trade bans on imports and is symptomatic of strong world demand for Brazilian animal protein.

Domestic Consumption – Brazilian incomes for the accumulated period from January to August 2007 increased 3.8% in real terms compared with the same period in 2006 and thus favoring an increase in food consumption. With the rise of numbers in work, Brazilian wage levels increased 6.7%, according to data from the Government Statistics Office - IBGE.

AC Nielsen data reveals that frozen meat products grew 10.1% while frozen pastas reported an accumulated increase of 16.3% to September 2007. Specialty meats increased by 10.2%,

frozen pizzas an increase of 15.6% and dairy-processed products rose 3.8% for the accumulated period to September 2007.

Raw Materials – The current United States 2007/08-corn crop has the potential to reach 338.3 million tons, 26.4% more than for the preceding crop, according to USDA forecasts. Despite robust demand for ethanol production, U.S. inventories are tending to recover given this forecasted output.

On the other hand, the U.S. 2007/08 soybean crop should be lower bearing in mind the greater area set aside for corn. Preliminary USDA numbers point to a reduction in soybean output of about 18.5% relative to the preceding crop of 70.7 million tons.

Conab’s (National Supply Council) 13th survey of the Brazilian 2006/07 corn crop estimated production at 51.1 million tons, 20% more than a year earlier. The 2006/07 soybean crop was estimated at 58.4 million tons, 6% higher than the preceding crop figures. For the accumulated period 2007, corn and soybean prices were respectively, 31% and 20% higher than for the previous year according to FNP data.

The strong Real and good supplies of soybeans and corn in the domestic market are contributing to the Company’s original scenario for raw material costs in 2007 as a whole, prices holding at about our forecast of a 20% increase in corn and at around 5% for soybean meal compared with average prices in 2006. External or indirect influences on these markets have driven prices in the past few months, notably: the escalation in wheat prices due to poor harvests in producing countries and rock-bottom world inventory levels; investment funds operating intensely in the markets for agricultural commodities due to price volatility and to low rainfall which has delayed the planting of the 2007/08 crop in Brazil. The chances are that in the final quarter of the year, corn and soybean prices will come under greater pressure than was the case in the second and third quarters due to the increased rate of exports and the outlook for lower inventories.

In the case of milk, world output has failed to keep pace with demand and, combined with the dry season in Brazil when there is a natural decline in output and the increase in exports, has triggered a strong surge in prices in the domestic market. CEPEA (Center for Advanced Studies in Applied Economics) numbers reveal the accumulated average price being some 26% over the same period for 2006. However, as from September 2007, not only milk prices but also the cost of raw material to the Company have already reported declines.

INVESTMENTS AND PROJECTS

During the quarter, the Company announced the construction of a new agroindustrial complex in the state of Pernambuco as part of the strategic growth plan through 2011 and the proposed business diversification. Third quarter investments amounted to R$ 287.0 million, a 77.2% year on year increase, basically dedicated to the Mineiros agroindustrial complex in the state of Goiás, and unveiled in March 2007. Investments also went to increasing capacity and new product lines and the expansion of distribution centers and IT processes. R$ 163.6 million was spent on the acquisitions of the margarine brands, the beef plant and the Jataí-GO facility.

During the year the Company invested more than R$ 90.2 million in working capital for fixed assets due to the classification of poultry and hog breeding stock as fixed assets.

Investments - 3Q07 R$ 287.0 millions - 77.2% higher	Investments - YTD. 2007 R$ 566.7 millions - 11.6% higher

Acquisition of a slaughtering plant in Jataí - GO

On August 2 2007, at a cost of R$ 28.5 million, Perdigão acquired Paraíso Agroindustrial S.A. including a poultry slaughtering unit and animal feed plant from the Gale Group (Gale Agroindustrial S.A.) in the municipality of Jataí in the state of Goiás. The slaughtering capacity of this unit is equivalent to about 70 thousand head of poultry/day, including the capacity already incorporated in the Company’s production since 2005 and operated on a production against order business basis.

Increase in production capacity at Nova Mutum-MT

On August 17 2007, Perdigão unveiled the completed expansion work on Perdigão Mato Grosso in Nova Mutum, so increasing the unit’s poultry slaughtering capacity by 600% in two years from 40 thousand to 280 thousand head/day.

The investments in the project, which included the expansion of the integrated production system, totaled R$ 280 million, R$ 130 million being injected by the company and a further R$ 150 million by the integrated outgrowers over the 2005 – 2007 period.

In addition, a protocol of intentions was also signed for implementing a poultry slaughtering outsourcing project to supply the company and located in the city of Nova Marilândia, state of Mato Grosso. This involves the construction by a group of integrated outgrowers of Frigorífico União Avícola Agroindustrial, a planned poultry slaughtering unit. The industrial unit will provide services to Perdigão, slaughtering poultry produced by local and regional integrated outgrowers, a function which is today performed by the slaughtering unit in Nova Mutum. Initially, slaughtering capacity will be 48 thousand head/day with investments being about R$ 30 million.

Construction of an Agroindustrial Complex – Bom Conselho-PE

On September 17 2007, Perdigão signed a protocol of intentions with the government of the state of Pernambuco and the municipal government of Bom Conselho, situated 287 kilometers from Recife, for the installation of an agroindustrial complex. Two plants will be constructed in an area of 100 hectares – a Batávia plant for dairy-processed products and a

Perdigão plant for the industrialization of specialty meats. The Company’s plans also contemplate a Distribution Center.

Investments for the implementation of the project are estimated at R$ 280 million, between fixed investments and working capital provided by Perdigão and Batávia (R$ 200 million), and third party investments of about R$ 80 million. For the specialty meat plant, Perdigão is forecasting investments in fixed assets at about 100 million and for the dairy-processed product unit, R$ 70 million, with more than R$ 20 million and R$ 10 million, respectively envisaged in working capital for the two plants.

Consumption in the Northeast region has seen faster expansion than in other regions of Brazil. The installation of this complex will bring production for consumption and labor closer together, strengthening the Company’s presence in the region and increasing the range of products offered to the market. In addition to the good regional demand, other factors have played a part in this investment decision. Bom Conselho is one of the best sources of milk in the state of Pernambuco, with available water supplies and labor, and strategically situated to serve the entire Northeast.

Work on the new complex, expected to begin before the end of this year, should be completed within 18 to 24 months.

OPERATING PERFORMANCE

Production

Output from the slaughtering plants increased 8.8% to meet demand from the domestic and export markets. At the end of August, beef cattle slaughtering activities began at the unit acquired in Mirassol D’Oeste in the state of Mato Grosso and production at Cachoeira Alta-GO ceased.

Production	3Q07	3Q06	% Ch.	YTD 2007	YTD 2006	% Ch.
Poultry Slaughter (million heads)	157.7	142.5	10.6	468.8	403.8	16.1
Hog/ Cattle Slaughter (thousand heads)	978.4	956.6	2.3	2,835.6	2,699.6	5.0
Poultry Meats (thousand tons)	230.0	200.7	14.6	665.4	568.7	17.0
Pork/Beef Meats (thousand tons)	147.7	146.4	0.9	429.5	410.2	4.7
Total Meats (thousand tons)	377.6	347.1	8.8	1,094.9	978.9	11.9
Other Processed Products (thousand tons)	8.3	7.2	15.0	23.6	20.1	17.7
Feed and Premix (thousand tons)	996.2	858.1	16.1	2,898.3	2,414.8	20.0
One-day Chicks (million units)	169.0	153.0	10.4	497.5	423.6	17.5

In volume terms, the production and the sales of dairy-processed products are equivalent and we therefore show these volumes under domestic market performance.

Domestic Market

With the more favorable domestic market scenario, gross sales for the quarter rose 17.1%, from R$ 949.2 million to R$ 1.1 billion, supported by growth in commercialized volumes and an improvement in average prices, including the addition of a higher value-added mix of products to the Company’s portfolio. In the nine months, sales reached R$ 3.1 billion, 28.4% higher.

Meat products accounted for 66% of sales to this market and grew 12.8% in sales and 4.4% in volumes with in-natura poultry and pork/beef items slipping 0.1% in sales and 27.9% in volumes, redirecting to the export market. On the other hand, elaborated/processed products increased 14.3% in sales and 9.8% in volumes, benefiting from demand for specialty and frozen products. Over the accumulated first nine months of the year, there was an 11.9% growth in sales with volumes 3.2% higher, also reflecting corporate strategy of focusing on higher value-added products in this market.

Dairy-processed products represented 19.1% of domestic market sales with revenues 14.7 up and volumes down by 4.8%. The good performance reflects the 25.1% improvement in average prices for the quarter, notably the increase in milk and milk derivative prices which boosted sales and margins for this activity. The accumulated nine-month growth of sales was 153.6% and 130.7% in volumes, a reflection of the consolidation of this activity into the Company’s books from June 2006.

Driven by the incorporation of revenues from the margarine business: Doriana, Delicata, Claybon and from the partnership involving the Becel brand, the Other Processed Products item posted an increase of 63.6%, with volumes 87.9% higher. For the accumulated period, this growth was 36.2% in sales and 44.5% in volumes.

The favorable outcome from this performance was reflected in a growth of 17.9% in sales and 11.2% in total volumes of higher value-added products, which now account for 82.6% of total sales to the domestic market, effectively enhancing the Company’s business in added-value items as well as its margins. The accumulated results were a growth of 28.4% in sales and 26.5% in volumes.

In the light of the improved portfolio mix, notably for specialty and frozen products, Perdigão successfully increased average prices of meat products by 7.5% in the quarter and 7.8% in the year while prices of dairy processed products rose 25.1% in the quarter and 9.7% for the year, reflecting the increases posted for milk prices. Consequently, there was an improvement in margins further boosted by the lower impact of meat production costs which increased 2.1% in the quarter and 1.4% in the year. However, dairy-processed products continued to suffer from a squeeze on margins due to increased milk prices with costs up 28.3% in the quarter and 14.4% in the year, offset by the passing on these costs to prices to the end consumer.

	Tons (thousand)			Sales (R$ million)
Domestic Market	3Q07	3Q06	% Ch.	3Q07	3Q06	% Ch.
MEATS	158.2	151.5	4.4	734.4	651.2	12.8
In-Natura	15.6	21.6	(27.9)	71.2	71.2	(0.1)
- Poultry	12.2	18.2	(33.2)	54.5	56.5	(3.6)
- Pork/Beef	3.4	3.4	0.6	16.6	14.7	13.4
Elaborated/Processed (meats)	142.6	129.9	9.8	663.2	580.0	14.3
DAIRY PRODUCTS	65.3	68.6	(4.8)	212.6	185.5	14.7
- Milk	29.0	31.2	(7.1)	63.7	51.4	23.9
- Dairy Products/ Juice/ Others	36.3	37.4	(2.9)	149.0	134.1	11.1
Other Processed	17.3	9.2	87.9	106.3	65.0	63.6
Soybean Products/ Others	48.9	47.3	3.3	58.4	47.6	22.7
TOTAL	289.7	276.7	4.7	1,111.7	949.2	17.1

PROCESSED	196.2	176.5	11.2	918.5	779.1	17.9
% total sales	67.7	63.8		82.6	82.1

	YTD 2007	YTD 2006	% Ch.	YTD 2007	YTD 2006	% Ch.
MEATS	459.2	445.1	3.2	2,134.1	1,907.3	11.9
In-Natura	45.9	74.1	(38.1)	204.2	226.5	(9.8)
- Poultry	36.6	59.6	(38.5)	161.5	172.1	(6.2)
- Pork/Beef	9.3	14.5	(36.3)	42.7	54.4	(21.5)
Elaborated/Processed (meats)	413.4	371.0	11.4	1,929.9	1,680.8	14.8
DAIRY PRODUCTS	209.0	90.6	130.7	623.6	245.9	153.6
- Milk	95.8	41.9	128.5	183.4	70.1	161.5
- Dairy Products/ Juice/ Others	113.2	48.6	132.7	440.2	175.8	150.4
Others Processed	36.0	24.9	44.5	244.7	179.7	36.2
Soybean Products/ Others	134.0	133.2	0.6	169.4	138.3	22.5
TOTAL	838.3	693.8	20.8	3,171.8	2,471.1	28.4

PROCESSED	562.6	444.6	26.5	2,614.7	2,036.3	28.4
% total sales	67.1	64.1		82.4	82.4

New products launched under the Batavo meat brand: turkey heart, shredded chicken lasagna, pizzaiolo lasagna, Borella and Alteza salami, ham and shredded luncheon meat and beef meat balls. The Pense Light line of yogurts was launched under the Batavo dairy products brand name.

According to AC Nielsen market share in terms of volumes was as follows:

Market Share - %

Fonte: AC Nielsen

DISTRIBUTION CHANNEL

(In revenues)

YTD 2007	YTD 2006

Exports

Driven by a significant improvement in demand for Brazilian animal protein as well as competitive advantages in production costs, exports increased 31.1% in revenue terms in the quarter and 35.6% for the year, despite the impact of more than 15% of the appreciation of the domestic currency against the US dollar, both in the quarter under review and the first nine months of the year.

Meat exports totaled 207,200 tons – a 16.1% increase with sales 31.2% up for the quarter, accumulating a 21.5% and 35.5% growth in volumes and revenues respectively for the year. Processed meat products reported an increase of 25.7% in volume and 48.2% in revenues, accumulating 41.1% in volume and 51.8% in revenues – a reflection of the strategy of focusing on output of processed meat products.

The Company began its beef slaughtering activities at Mirassol D’Oeste, state of Mato Grosso, the plant operating at an initial capacity of 500 head/day, this output to be ramped up to a rate of 2,000 head/day in 2008.

	Tons (thousand)			Sales (R$ million)
Exports	3Q07	3Q06	% Ch.	3Q07	3Q06	% Ch.
MEATS	207.2	178.5	16.1	820.3	625.2	31.2
. In-Natura	172.5	150.8	14.4	624.4	493.0	26.6
- Poultry	139.4	116.3	19.8	488.1	334.0	46.1
- Pork/Beef	33.1	34.5	(4.0)	136.3	159.0	(14.3)
Elaborated/Processed (meats)	34.8	27.7	25.7	195.9	132.2	48.2
Other Processed	0.4	0.3	36.6	1.3	1.6	(14.8)
TOTAL	207.7	178.8	16.2	821.6	626.8	31.1

PROCESSED	35.2	28.0	25.8	197.2	133.8	47.4
% total sales	16.9	15.6		24.0	21.3

	YTD 2007	YTD 2006	% Ch.	YTD 2007	YTD 2006	% Ch.
MEATS	607.2	499.7	21.5	2,336.3	1,724.1	35.5
In-Natura	498.4	422.7	17.9	1,764.0	1,347.1	30.9
- Poultry	408.5	332.0	23.1	1,371.2	939.9	45.9
- Pork/Beef	89.9	90.7	(0.8)	392.8	407.2	(3.5)
Elaborated/Processed (meats)	108.8	77.1	41.1	572.3	377.0	51.8
Other Processed	1.1	0.5	106.4	4.4	2.6	70.2
TOTAL	608.2	500.3	21.6	2,340.8	1,726.8	35.6

PROCESSED	109.8	77.6	41.5	576.8	379.6	51.9
% total sales	18.1	15.5		24.6	22.0

Average prices remained at high levels in the quarter, a quarter on quarter increase of 7.2% occurring in the US dollar FOB price. Particularly notable was the growth in prices of 29.4% compared with the same quarter in 2006 while for the accumulated period, there was a year on year increase of 23.5%. Among the factors driving export market performance were an improved product mix and the recovery in the Japanese market, as well as strong demand from other markets, in spite of the sharp appreciation in the Real on the foreign exchange market. Thus in terms of Reais, average prices were 13% higher against an average increase in costs of 5.2% in the quarter and a 12% price rise for the year against average costs only 4.1% higher.

Perdigão reported the following performance in its leading overseas markets:

•              Europe – The consistent recovery in consumption associated to the world increase in corn prices, combined with a reduction in investments by local European producers in the sector were critical in pushing prices higher in the market to current levels, reflecting growth in volume of 11.1% and revenues of 35.9% in the quarter. Trade quotas established by the European Union which give the right to lower import tariffs on Brazilian imports – salted breast of chicken, turkey breast, prepared and processed chicken – came into effect in July 2007.

•              Middle East –  The increase of 15.9% in volumes and 33.5% in revenues reflected the improvement in prices and demand in this market.

•              Far East –  Volumes were 33.4% up with revenues 58.5% higher reflecting the good performance reported in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and new cases of avian influenza in the duck population in southern China. This has been reflected in a certain degree of instability in the Hong Kong market.

•      Eurasia – Volumes reported an increase of 3.2% with a 3% fall in revenues due to the Russian trade ban on pork, with the exception of exports from the state of Rio Grande do Sul. Until September, the Ukraine also restricted pork imports destined for the retail market, where higher taxes are levied.

•              Africa, the Americas and Other Countries – These markets posted growth of 11.6% in volumes and 22.1% in revenues benefiting from demand from the African market and the Americas with the upturn of Venezuela to exports, all of which contributed to bolstering the average price.

EXPORTS BY REGION

(% net sales)

YTD 2007	YTD 2006

Perdigão intends to consolidate the operational units of Plusfood, its European acquisition, before the end of the year. This will provide a further boost to sales in the European market, especially in greater value-added products, with the building up of new final customer relationships, above all in the retail and food service segments. In addition, the Company will gain in terms of rationality and time for developing new products, improved delivery terms and obtain complete control over the services of commercialization and distribution of these new channels.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.7 billion in the quarter, a 23.7% year on year rise, the accumulated total for the first nine months of the year being R$ 4.7 billion, a 31% increase. This performance reflects the good performance reported in both domestic and export markets.

Breakdown of net sales (%)

DS - Domestic Sales                                         E - Exports

Elaborated/processed meat products improved their standing in export markets, recording a 190 basis points growth in the relative share in the composition of the Company’s net sales together with the full integration this year of the dairy-processed products business, which already represents 9.4% of net sales, as well as the addition of margarines to the premium portfolio of Other Processed Products.

The successful strategy of adding value through diversification into other activities such as dairy-processed products, margarines and beef, not to mention the important range of processed products already incorporated in the Company’s sales mix, has contributed to the participation of this segment now representing more than half of the Company’s net sales at 52.9%, further enhancing the excellent performance recorded.

Cost of Sales

The diversification of our activities reflecting in higher gross margins combined with the performance of our core businesses has allowed us to record gains of 360 and 430 basis points, respectively in the quarter and the year, the growth in cost of sales being less than that of sales over these periods. In the quarter, the cost of sales rose 17.6%, accumulating 23.6% in the year but declining from 73.8% to 70.2% and from 76.3% to 72% for the first nine-month period in relation to net sales.

Costs of the principal raw materials, corn and soybean meal, recorded a year on year increase in the quarter and for the first nine months of 2007 due to the oscillations in international prices recorded on the Chicago Board of Trade and to higher corn exports. However, these items have had a less significant impact on margins due to the added value of dairy-processed products and beef as well as a portfolio richer in processed products.

Gross Margin and Gross Profit

Perdigão’s gross margin improved from 26.2% to 29.8% in the quarter while for the first nine months of 2007 this margin rose to 28% against 23.7%, (an effective growth of 360 and 430 basis points, respectively). This again reflects the excellent performance reported in the Company’s chosen markets with the consolidation of businesses and new activities already absorbed as well as the effective gain in margins thanks to cost savings.

As a result, the Company has been able to record gross profits for the quarter of R$ 494.7 million, 41.2% higher, and for the first three quarters of 2007, a gross profit of R$ 1.3 billion, against R$ 851.6 million, an increase of 54.6%.

Operating Expenses

The Company’s operating expenses recorded an improvement of 250 basis points, declining from 22.6% to 20.1% of net sales in the quarter, and a gain of 160 basis points for the accumulated period when operating expenses were 20.6% as opposed to 22.2% of net sales. This is the result of improved synergies that have been gradually captured thanks to the diversification of the businesses, especially into dairy-processed products and margarines.

Perdigão’s competitive advantages include a distribution chain that successfully reaches 98% of the Brazilian population and more than 100 countries worldwide, representing more than 80,000 direct customers in the domestic market and a further 800 internationally, backed by strong brands, quality items and a product range in excess of 2,500 SKUs. Thanks to this competitive edge, the Company has seen gains through the incorporation of new businesses and products assuring its position as a company focused on chilled and frozen foods, with choices for every meal.

Selling expenses for the quarter grew 10.7%, accumulating in the first nine months of the year an increase of 22.2%. There was an improvement in fixed as well as variable expenses despite the greater increases in variable expenses due to warehousing and port costs as well as additional overheads due to the agricultural inspectors strike. On the other hand, administrative expenses were 1.4% against 1.7% of net sales, an increase of only 2.3% in the quarter and 11.3% for the first three quarters of the year.

Operating Income and Margin

Perdigão registered an operating income before financial expenses 239.4% higher, R$ 161.2 million against R$ 47.5 million for the same quarter in 2006, a reflection of sales performance, the monitoring and management of costs and expenses, the diversification of the Company strategically developed for achieving real and effective gains, and a reduction in the risks of the businesses. For the accumulated period to September, there was a gain of 553.5% in operating margin to R$ 348 million against R$ 53.3 million for the previous year when the world poultry industry was facing a negative trading environment.

As a result, the operating margin was 9.7% in the quarter and 7.4% for the accumulated period against a margin of 3.5% in the same quarter in 2006 and an operating margin of 1.5% for the accumulated period to September 2006.

Financial Results

We continue to pursue the Company’s established financial strategy. This has ensured the management of the Company’s foreign exchange exposure relative to export volume, which added to total financial investments has permitted the effective management of our financial position to meeting our requirements for investments and working capital, incorporating in our cash flow the disbursements for acquisitions announced in the first semester.

The combination of the financial strategy together with cash generation and the positive effects of foreign exchange exposure, have allowed Perdigão to report a fall of 46.5% and 42.5% in financial expenses recorded for the quarter and the year to September, respectively.

Debt	On September 30, 2007		On September 30, 2006
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	201.7	394.3	596.1	456.9	30.5
Foreign Currency	399.7	828.0	1,227.7	1,390.1	(11.7)
Gross Debt	601.4	1,222.3	1,823.8	1,847.0	(1.3)
Cash Investments
Local Currency	577.1	––	577.1	185.9	210.4
Foreign Currency	107.9	66.5	174.4	374.4	(53.4)
Total Cash Investments	685.0	66.5	751.5	560.3	34.1
Net Accounting Debt	(83.6)	1,155.8	1,072.2	1,286.7	(16.7)
Exchange Rate Exposure - US$million			(270.4)	(126.2)	114.3

This satisfactory generation of operating resources from business activities and the application of resources received from the shareholders - gradually being expended on investments in the new businesses – has enabled net debt to be reduced by 16.7%, from R$ 1.3 billion to R$ 1.1 billion.

In comparison with the second quarter 2007, net debt as at September 30 2007 increased R$ 282 million, basically due to disbursements for the acquisition of the Unilever brands and equipment, the Jataí-GO unit and a significant part of the beef slaughtering unit.

The ratio of net debt to annualized EBITDA for the past twelve months was 1.4 times, with a foreign exchange exposure totaling US$ 270.4 million, an increase of 114.3% compared to the same period in 2006, a position which was revised as a function of the growth in the Company’s exports.

Net Income and Net Margin

Net income for the quarter totaled R$ 90.2 million, with a net margin of 5.4% against 1.6% in 2006, an expressive gain of 380 basis points. Results for the first nine months were R$ 223.8 million, against R$ 5.5 million for the preceding year, a growth of 3.941%, a 4.7% net margin - a gain of 450 basis points.

EBITDA

EBITDA (operating earnings before financial expenses, taxes and depreciation) grew 94.7% in the quarter and 125.9% in the year, reaching R$ 227.7 million in the quarter, equivalent to an excellent EBITDA margin of 13.7% against 8.7% of net sales. For the nine-month accumulated period, EBITDA was R$ 562.3 million, a significant growth of 125.9%, with an EBITDA margin of 11.9% against 6.9% registered for the same period in 2006.

This performance already factors in gains in synergy and value-added from the consolidated businesses together with new activities, producing a 500 basis points increase in EBITDA margins reported in the third quarter and in the first nine months of the current year when set against 2006.

EBITDA	3rd Quarter				YTD
R$ Million	2007	2006	% Ch.	2007	2006	% Ch.
Net Income	90.2	21.4	320.8	223.8	5.5	3,941.1
Minority Participation	3.7	2.9	26.5	4.7	3.9	20.4
Employees / Management Profit Sharing	6.9	0.1	––	15.2	0.1	––
Income tax and social contribution	31.4	(8.6)	––	58.7	(5.7)	––
Nonoperating Income	4.2	1.3	225.3	10.2	3.0	236.2
Net financial	20.8	38.9	(46.5)	36.0	62.7	(42.5)
Depreciation, amortization and depletion	70.6	61.0	15.8	213.7	179.4	19.1
= EBITDA	227.7	116.9	94.7	562.3	248.9	125.9

As already widely reported, in 2007 there was an increase in depreciation costs arising from the classification of poultry and hog breeding stock as a fixed asset as opposed to inventory as previously shown in the accounts. We have also retroactively adjusted our figures for the 2006 fiscal year accordingly for ease of comparison. This procedure has increased our depreciation by R$ 20,9 million and R$ 74,6 million for the quarter and the accumulated periods respectively, thus contributing a 130 and 150 basis points increase to EBITDA margins for the same periods.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 2.3 billion against R$ 1.2 billion as at September 30 2006, 86.5% more than in the preceding year with the paying in of a capital increase by share subscription in November 2006, amounting to R$ 800 million. The annualized return on shareholders’ equity was 13.9% in the year.

On August 31 2007, the Company paid out R$ 37.5 million of interest on capital, equivalent to R$ 0.22654960 per share and approved by the Board of Directors at its meeting on June 18 2007.

Intangible Assets – As part of our policy of bolstering our intangible assets, we are running a marketing campaign directed especially to consumer perception in relation to our products. The “Perdigão is the heart of Brazil” campaign is innovative, designed to transport the consumer to a land of dreams and registers a new positioning in the market, establishing a strong differentiation in relation to the other brands.

Risk Management – The company adopts a strict process of monitoring and management of risk. Details can be found in explanatory note 17 of the Financial Statements.

STOCK MARKET

Compared with September 1994 when the Company’s shareholding control was acquired by a pool of pension funds, market capitalization has multiplied more than 27 times, reaching R$ 6.6 billion on September 30 2007, which is equivalent to an average annual return of 31.5%.

Financial trading volume was a record totaling US$ 18.6 million/day in shares negotiated on the Bovespa and the New York Stock Exchange - NYSE, reflecting an expressive growth of 131.2% in the quarter, and in line with the average for the year of US$ 14.9 million/day, a 95% year on year increase.

Average YTD 2007: US$ 14.9 million/daily

3Q 2007: US$ 18.6 million/ daily

Reflecting investor interest in the Company, as measured by the increase in transacted financial volume, performance of the shares and ADRs also turned in positive results with an appreciation of 9.3% in the quarter and 33.4% in the year for PRGA3 on the São Paulo Stock Exchange. Perdigão’s transaction volume in ADRs trading under the PDA symbol on the New York Stock Exchange also reported an appreciation – 14.9% in the quarter and 59.3% in the year. In the space of a year, we reported a return of 80% for the shares and 117% for the ADRs, exceeding the performance of the principal Bovespa and NYSE stock indexes.

PRGA	3Q07	3Q06	YTD 2007	YTD 2006
Share Price - R$*	39.99	22.18	39.99	22.18
Traded Shares (Volume)	48.5 million	40.3 million	138.2 million	110.5 million
Performance	9.3%	4.9%	33.4%	(15.7)%
Bovespa Index	11.2%	(0.5)%	36.0%	8.9%
IGC (Brazil Corp. Gov. Index)	9.9%	2.5%	34.8%	14.3%
ISE (Corp. Sustainability Index)	7.3%	6.2%	24.4%	14.6%

PDA	3Q07	3Q06	YTD 2007	YTD 2006
Share Price - US$*	43.91	20.23	43.91	20.23
Traded ADRs (Volume)	7.2 million	3.4 million	16.1 million	10.9 million
Performance	14.9%	5.4%	59.3%	(11.2)%
Dow Jones Index	3.6%	4.7%	11.5%	9.0%

* Closing Price

Volume in shares negotiated rose 25% and for ADRs, 47.7% in the year, maintaining the Company’s leadership with 39.4% of the sector’s transactions on Bovespa and reaching 41.4% of ADR operations for the industry on the NYSE, making for best liquidity reported by the sector in the capital markets.

Shares performance compared with Bovespa Index

ADR Performance compared with Dow Jones Index

SOCIAL BALANCE

The concern with one of our greatest intangible assets – our human capital – is enshrined in the Company’s practices. For this reason, Perdigão provides a wide range of benefits for the well being and health of our 44,152 employees. In addition, we offer a far-reaching program of training for all hierarchical levels for improving and upgrading the knowledge of our team.

The Company created 6,400 jobs in the period of one year, allowing us to further develop our industrial projects such as the Mineiros agroindustrial project, the expansion of poultry and pork output and the incorporation of new businesses. In addition, we reinforced our sales team as well as our international and domestic distribution network allowing us to expand our market coverage in line with planned growth objectives.

Main Indicators	09.30.2007	09.30.2006	% Ch.
Number of Employees	44,152	37,720	17.1
Net Sales per Employee/year - R$thousands	142.3	127.1	11.9
Productivity per Employee (tons/year)	41.2	39.0	5.6

We recorded an effective gain as exemplified in the productivity indicators per employee, translating into greater growth in output and in company sales, with enhanced inputs of value and technology in the processes. This was achieved despite the time dedicated to training and adapting to the processes in the light of the hiring of new employees.

Investments in employee benefits, training and development amounted to R$ 92.4 million for the year, an 18.4% increase.

Investments in the environment amounted to R$ 14.3 million in the year. At the Rio Verde agroindustrial project in the state of Goiás, the Company is to execute a project in 120 days that will introduce improvements in the environmental management of the unit. This will allow a greater level of safety in the way industrial operations are conducted, thus avoiding accidents such as occurred on September 14 2007.

The value-added generated totaled R$ 1.8 billion – a growth of 43.4%, the result of an improvement in sales revenues.

Added Value Distribution

CORPORATE GOVERANCE

Perdigão assigned a Ba1 rating by Moody’s

Moody’s Investors Service assigned a first time Ba1 global local currency corporate family rating to Perdigão. This classification is the best attributed to companies in this sector in the world. It takes into account the Company’s competitive global positioning as one of the largest food processors in Latin America with a strong domestic and international presence, exporting its products to more than one hundred countries. The rating agency also highlights the diversification of the businesses, reduced risks and a sustained long term strategy, besides specifically citing the Company’s high standards of corporate governance.

Shareholders’ Composition

Base: 09.30.07

Number of Common Shares: 165,957,152

Capital Stock: R$ 1,6 billion

No disbursements of consultancy fees were made to the independent auditors during the quarter. The hiring of these services requires Board approval and adheres to restrictions established by the legislation and as long as this does not undermine the independence and objectivity of our auditors.

NEGOTIATIONS WITH ELEVA ALIMENTOS S.A.

On October 19 2007, the managements of Perdigão and Eleva Alimentos S.A. announced to the market that studies were being conducted as to an eventual merger of the operations of Eleva and Perdigão. The parties involved will notify the market and their respective shareholders as to the corporate and operational structure to be implemented as well as other terms and conditions of the transaction as soon as these are finalized.

PERSPECTIVES

Pursuant to our commitment to create shareholder value and the sustainability of the business, we have made progress in meeting the requirements of this new growth cycle, which provides for an annual average increase in Company output of approximately 14% (Business Plan – 2007 to 2011). This takes into account growth in the core activities as well as the incorporation of the new businesses in order to improve results and returns, with an associated reduction in risks, improved productivity, diversification of the supply, production and sales chains, distribution channels, markets and customers including a differentiated mix of high standard quality products of chilled and frozen foods for customers worldwide.

Growth assumptions for 2007 include:

•                  Growth of approximately 12% in total sales volume of meats and other processed products (chilled), translating into increases of about 8% for the domestic market and at around 17% in the export market;

•                  Increase of approximately 70% for dairy-processed product volumes, considering the consolidation of this activity. Perdigão acquired the dairy-processed product business in June 2006.

•                  Growth of approximately 19% in total Company sales volume.

•                  Capital expenditures of about R$ 460.0 million, ignoring outlays for announced acquisitions and/or construction, including the new businesses, representing approximately R$ 295.0  million.

•                  Investments of around R$ 100.0 million in poultry and hog breeding stock.

In short, our management discipline allied to the Company’s long-term vision, with an in depth knowledge of the markets and the food sector, allows us to capture the best opportunities for the Company’s businesses, measuring the risks and reaping the rewards of a well defined strategy calculated to turn Perdigão into a world class company.

São Paulo, October 2007.

Nildemar Secches

Chairman of the Board of Directors and

Chief Executive Officer

PERDIGAO S.A. PUBLIC COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
SEPTEMBER 30, 2007 AND 2006
(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2007	2006
ASSETS	5,059,931	3,930,066
CURRENT ASSETS	2,500,445	1,97994,272
NONCURRENT ASSETS	247,540	219,602
PERMANENT	2,311,946	1,736,192
Investments	22,907	77,668
Property, Plant and Equipment	2,044,304	1,562,663
Deferred Charqes	244,735	95,861
LIABILITIES AND SHAREHOLDERS’ EQUITY	5,059,931	3,930,066
CURRENT LIABILITIES	1,346,800	1,231,435
LONG TERM LIABILITIES	1,378,307	1,436,336
MINORITY INTEREST	43,699	33,963
SHAREHOLDERS” EQUITY	2,291,125	1,228,332
Capital Stock Restated	1,600,000	800,000
Reserves	504,512	425,215
Retained Earnings	186,613	3,117

INCOME STATEMENT

	3Q07	3Q06	%Ch.	YTD 2007	YTD 2006	%Ch.
GROSS SALES	1,933,359	1,576,027	22.7	5,512,568	4,197,932	31.3
Domestic Sales	1,111,729	949,232	17.1	3,171,787	2,471,150	28.4
Exports	821,630	626,795	31.1	2,340,781	1,726,782	35.6
Sales Deductions	(275,236)	(235,960)	16.6	(801,390)	(600,957)	33.4
NET SALES	1,658,123	1,340,067	23.7	4,711,178	3,596,975	31.0
Cost of Sales	(1,163,408)	(989,599)	17.6	(3,394,205)	(2,745,344)	23.6
GROSS PROFIT	494,715	350,468	41.2	1,316,973	851,631	54.6
Operating Expenses	(333,527)	(302,971)	10.1	(968,995)	(798,380)	21.4
OPERATING INCOME BEFORE FINANCIAL EXPENSES	161,188	47,497	239.4	347,978	53,251	553.5
Financial Expenses, net	(20,795)	(38,856)	(46.5)	(36,033)	(62,664)	(42.5)
Other Operating Results	(4,069)	8,499	(147.9)	614	16,214	(96.2)
INCOME FROM OPERATIONS	136,324	17,140	695.4	312,559	6,801	4,495.8
Nonoperating Income	(4,151)	(1,276)	225,3	(10,240)	(3,046)	236.2
INCOME BEFORE TAXES	132,173	15,864	733.2	302,319	3,755	7,951.1
Income Tax and Social Contribution	(31,431)	8,550	—	(58,667)	5,747	—
Employees / Management Profit Sharing	(6,859)	(70)	—	(15,209)	(70)	—
Minority Interest	(3,679)	(2,908)	26.5	(4,690)	(3,895)	20.4
NET INCOME	90,204	21,436	320.8	223,753	5,537	3,941.1
EBITDA	227,725	116,949	94.7	562,288	248,864	125.9

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

01.01 - IDENTIFICATION

1 - CVM CODE 01629-2	2 - COMPANY NAME PERDIGÃO S.A.	3 - GENERAL TAXPAYERS’ REGISTER 01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100.00	81.18
COMMERCIAL, INDUSTRIAL AND OTHERS			61,608,093		56,823,196

02	PERDIGÃO EXPORT LTD.	. . /-	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10,000		10,000

03	PDF PARTICIPAÇÕES LTDA.	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

04	PSA PARTICIPAÇÕES LTDA.	08.519.312/0001-18	Private Subsidiary	10.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

16.01 –  OTHER RELEVANT INFORMATION

1) Shareholders’ composition on September 30, 2007 (not reviewed by the independent auditors)

Shareholders’	Common Shares	%
Main shareholders (*)	75,224,936	45.33
Management:
Board of Directors/ Executive Officers	307,018	0.18
Fiscal Council	—	—
Treasury shares	430,485	0.26
Other shareholders	89,994,713	54.23
	165,957,152	100.00
Shares outstanding	89,994,713	54.23

(*) Shareholders’ that are part in the Voting Agreement.

2) Shareholders’ composition on November 01, 2006 (not reviewed by the independent auditors)

Shareholders’	Common Shares	%
Main shareholders (1) (2)	72,826,843	43.88
Management:
Board of Directors	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	0.00
Treasury shares	430,485	0.26
Other shareholders	92,497,088	55.74
	165,957,152	100.00
Shares outstanding	92,497,347	55.74

(1) Shareholders’ that are part in the Voting Agreement.

(2) Share loans of R$ 4,800,000 from Previ-BB to Credit Suisse, for the Perdigão Public Offering.

3) Holders of more than 5% of voting capital, as of September 30, 2007 (not reviewed by the independent auditors)

Shareholders’	Common Shares	%
PREVI – Caixa Prev. Func. Bco Brasil	26,017,780	15.68
PETROS – Fund. Petrobrás Seg. Soc.	19,966,459	12.03
Fund. Telebrás Seg. Social – SISTEL	8,503,832	5.12
WEG Participações e Serviços S.A.	8,497,135	5.12
VALIA – Fund. Vale do Rio Doce	6,874,101	4.14
FAPES (Fund. Assist. Prev. Soc.) - BNDES	3,422,652	2.06
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,704,110	2.23
Previ – Banerj	1,997,595	1.20
	83,722,071	50.45
Others	82,235,081	49.55
	165,957,152	100.00

4) Individual holders of more than 5% of voting capital (not reviewed by the independent auditors)

WEG Participações e Serviços S.A.

	Common Shares	%
Eggon João da Silva Adm. Ltda. (a)	31,376,969	33.33
Dabliuve Adm. Ltda. (b)	31,376,969	33.33
G. Werninghaus Adm. Ltda. (c)	31,376,969	33.33
	94,130,907	100.00

Eggon João da Silva Adm. Ltda. (a)

	Common Shares	%
Eggon João da Silva	10	0.00
Décio da Silva Adm. Ltda. (d)	52,813,901	20.00
Kátia da Silva Bartsch Adm. Ltda. (e)	52,813,901	20.00
Tânia Marisa da Silva Adm. Ltda. (f)	52,813,901	20.00
Márcia da Silva Petry Adm. Ltda. (g)	52,813,901	20.00
Solange da Silva Janssen Adm. Ltda. (h)	52,813,901	20.00
	264,069,515	100.00

Dabliuve Adm. Ltda. (b)

	Common Shares	%
Werner Ricardo Voigt	3,134,298	1.30
Valsi Voigt Adm. Ltda. (i)	79,302,024	32.90
Miriam Voigt Schwartz Adm. Ltda. (j)	79,302,024	32.90
Cladis Voigt Trejes Adm. Ltda. (k)	79,302,024	32.90
	241,040,370	100.00

G. Werninghaus Adm. Ltda. (c)

	Common Shares	%
Lilian Werninghaus	2,534,918	1.08
Diether Werninghaus Adm. Ltda. (l)	58,380,742	24.73
Heide Behnke Adm. Ltda. (m)	58,380,742	24.73
Eduardo & Luísa Werninghaus Adm. Ltda. (n)	58,380,742	24.73
Martin Werninghaus Adm. Ltda. (o)	58,380,742	24.73
	236,057,886	100.00

Décio da Silva Adm. Ltda. (d)

	Common Shares	%
Décio da Silva	52,813,899	99.99
Zaira Z. da Silva	1	0.00
Joana Z. da Silva	1	0.00
	52,813,901	100.00

Kátia da Silva Bartsch Adm. Ltda. (e)

	Common Shares	%
Kátia da Silva Bartsch	52,813,899	99.99
Bruna da Silva Bartsch	1	0.00
Ricardo Bartsch Filho	1	0.00
	52,813,901	100.00

Tânia Marisa da Silva Adm. Ltda. (f)

	Common Shares	%
Tânia Marisa da Silva	52,813,898	99.99
Alberto da Silva Geffert	1	0.00
Júlia da Silva Geffert de Oliveira	1	0.00
Henrique da Silva Geffert	1	0.00
	52,813,901	100.00

Márcia da Silva Petry Adm. Ltda. (g)

	Common Shares	%
Márcia da Silva Petry	52,813,899	99.99
Ana Flávia da Silva Petry	1	0.00
Helena Marina da Silva Petry	1	0.00
	52,813,901	100.00

Solange da Silva Janssen Adm. Ltda. (h)

	Common Shares	%
Solange da Silva Janssen	52,813,899	99.99
Renata da Silva Janssen Decker	1	0.00
Paula da Silva Janssen	1	0.00
	52,813,901	100.00

Valsi Voigt Adm. Ltda. (i)

	Common Shares	%
Valsi Voigt	79,302,024	99.99
Dora Voigt de Assis	1	0.00
Livia Voigt	1	0.00
	79,302,026	100.00

Miriam Voigt Schwartz Adm. Ltda. (j)

	Common Shares	%
Miriam Voigt Schwartz	79,302,024	99.99
Eduardo Voigt Schwartz	1	0.00
Mariana Voigt Schwartz	1	0.00
	79,302,026	100.00

Cladis Voigt Trejes Adm. Ltda. (k)

	Common Shares	%
Cladis Voigt Trejes	79,302,024	99.99
Pedro Voigt Trejes	1	0.00
Felipe Voigt Trejes	1	0.00
	79,302,026	100.00

Diether Werninghaus Adm. Ltda. (l)

	Common Shares	%
Diether Werninghaus	58,380,742	99.99
Anne Marie Werninghaus	1	0.00
	58,380,743	100.00

Heide Behnke Adm. Ltda. (m)

	Common Shares	%
Heidi Behnke	58,380,742	99.99
Davi Ricardo Behnke	1	0.00
Daniel Ricardo Behnke	1	0.00
	58,380,744	100.00

Eduardo & Luísa Werninghaus Adm. Ltda. (n)

	Common Shares	%
Eduardo Werninghaus	29,190,371	50.00
Luisa Werninghaus Bernoldi	29,190,371	50.00
	58,380,742	100.00

Martin Werninghaus Adm. Ltda. (o)

	Common Shares	%
Martin Werninghaus	58,380,742	99.99
Ricardo Werninghaus	1	0.00
Mariana Werninghaus	1	0.00
	58,380,744	100.00

5) Shareholders’ composition of controlling shareholders, executive officers and fiscal council on September 30, 2007 (not reviewed by the independent auditors)

Shareholders’	Common Shares	%
a) Controlling shareholders	75,224,936	45.33
b) Executive officers and Fiscal Council	307,018	0.18

b.1)  Executive Officers and Fiscal Council

Shareholders’	Common Shares	%
Board of Directors – Direct participation*	306,427	0.18
Executive Officers*	38,762	0.02
Fiscal Council	—	—

* Two members of the Executive Officers are take part of the Board of Directors with 38,171 shares of participation.

6) Free Float shares (not reviewed by the independent auditors)

On September 30, 2007 there were 89,956,452 common shares outstanding (free-floating), 54.20% of the total issued.

7) Compromissary Clause

The Company is subject to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissary Clause that is part of the Company’s Bylaws.

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Jaime Hugo Patalano
Luís Carlos Fernandes Afonso
Manoel Cordeiro Silva Filho
Décio da Silva
Maurício Novis Botelho

FISCAL COUNCIL (With Attributions of Audit Committee)

Chairman	Vanderlei Martins
Board Members	Ivan Mendes do Carmo
Financial Expert	Attílio Guaspari

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
General Director of Perdigão Business	José Antonio do Prado Fay
General Director of Perdix Business	Antonio Augusto de Toni
General Director of Batavo Business	Wlademir Paravisi
Supply Chain Director	Nilvo Mittanck
Business Development Director	Nelson Vas Hacklauer
Technology Director	Luiz Adalberto Stábile Benicio
Human Resources Director	Gilberto Antonio Orsato
Institutional Relations Director	Ricardo Robert Athayde Menezes

Itacir Francisco Piccoli
Controller

Marcos Roberto Badollato
Accountant – CRC – 1SP219369/O-4

17.01 –  INDEPENDENT AUDITOR’S REVIEW REPORT

Independent Accountants’ Special Review Report

(A translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM) prepared in accordance with accounting practices adopted in Brazil and rules of the CVM, specifically applicable to preparation of the Quarterly Financial Information).

To the Board of Directors and Shareholders of

Perdigão S.A

São Paulo

1.               We have performed a special review of the Quarterly Financial Information of Perdigão S.A (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2007, comprising the balance sheet, the statement of income, the management report, and the relevant information, prepared in accordance with accounting practices adopted in Brazil and the rules issued by the Brazilian Securities and Exchange Commission (CVM).

2.               Our review was conducted in accordance with the specific rules set forty by the institute of independent Auditors of Brazil (IBRACON), and the Federal Accounting Council (CFC), and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.               Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph for it to be in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of the Quarterly Financial Information.

4.               Our special review was conducted with the objective of issuing a special review report on the Quarterly Financial Information referred to in the first paragraph. The consolidated statements of cash flows and statements of added value of the Company and its subsidiaries for the quarter ended September 30, 2007 represent supplementary information to the Quarterly Financial Information are not required by accounting practices adopted in Brazil and are being presented additional analysis. Such supplementary information were subjected to the same special review procedures as applied to the Quarterly Financial Information and based on those procedures we are not aware of any material modification that should be made to those statements for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission (CVM).

5.               The Quarterly Financial information (ITR) of Perdigão S.A and the consolidated Quarterly Financial Information of this Company and its subsidiaries for the quarter ended September 30, 2006, represented for comparison purpose, were reviewed by other independent auditors, who issued an unqualified special review report dated November 06, 2006.

October 26, 2007

KPMG Auditores Independentes

CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho	Charles Krieck
Accountant CRC 1SP141128/O-2	Accountant CRC 1SP212272/O-2